UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-233354) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2020

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya

Name:	Makoto Umemiya
Title:	Senior Managing Executive Officer / Group CFO

For Immediate Release:

Consolidated Financial Statements for Fiscal 2019 (Under Japanese GAAP)

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)	May 15, 2020

Stock Code Number (Japan):	8411
Stock Exchange Listings:	Tokyo Stock Exchange (First Section), New York Stock Exchange
URL:	https://www.mizuho-fg.com/index.html
Representative:	Tatsufumi Sakai	President & CEO
For Inquiry:	Tomomichi Fujita	General Manager of Accounting
Phone:	+81-3-6838-6101
Ordinary General Meeting of Shareholders (scheduled):		June 25, 2020	Commencement of Dividend Payment (scheduled):	June 8, 2020
Filing of Yuka Shoken Hokokusho to the Kanto Local Finance Bureau (scheduled):		June 26, 2020	Trading Accounts: Established
Supplementary Materials on Annual Results:		Attached
IR Conference on Annual Results:		Scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for Fiscal 2019 (for the fiscal year ended March 31, 2020)

(1) Consolidated Results of Operations

(%: Changes from the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profit Attributable to Owners of Parent
	¥ million	%	¥ million	%	¥ million	%
Fiscal 2019	3,986,701	1.5	637,877	3.8	448,568	364.5
Fiscal 2018	3,925,649	10.2	614,118	(21.5)	96,566	(83.2)

Note:	Comprehensive Income: Fiscal 2019: ¥7,673 million, —%; Fiscal 2018: ¥(110,542) million, —%

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock	Net Income on Own Capital	Ordinary Profits to Total Assets	Ordinary Profits to Ordinary Income
	¥	¥	%	%	%
Fiscal 2019	17.68	17.68	5.1	0.3	16.0
Fiscal 2018	3.80	3.80	1.0	0.3	15.6

Reference:	Equity in Income from Investments in Affiliates: Fiscal 2019: ¥30,382 million; Fiscal 2018: ¥51,215 million

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio	Total Net Assets per Share of Common Stock
	¥ million	¥ million	%	¥
Fiscal 2019	214,659,077	8,663,847	3.9	337.29
Fiscal 2018	200,792,226	9,194,038	4.3	345.00

Reference:	Own Capital: As of March 31, 2020: ¥8,553,971 million; As of March 31, 2019: ¥8,748,805 million

Note:	Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Non-controlling Interests) / Total Assets × 100
Own Capital Ratio stated above is not calculated based on the public notice of Own Capital Ratio.

(3) Conditions of Consolidated Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the fiscal year
	¥ million	¥ million	¥ million	¥ million
Fiscal 2019	1,901,893	(5,808,537)	(281,849)	39,863,604
Fiscal 2018	(2,636,096)	5,487,153	(18,640)	44,254,874

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share					Total Cash Dividends (Total)	Dividends Pay-out Ratio (Consolidated basis)	Dividends on Net Assets (Consolidated basis)
	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Annual
	¥	¥	¥	¥	¥	¥ million	%	%
Fiscal 2018	—	3.75	—	3.75	7.50	190,395	197.3	2.1
Fiscal 2019	—	3.75	—	3.75	7.50	190,416	42.4	2.1
Fiscal 2020 (estimate)	—	3.75	—	3.75	7.50		59.4

Note:

The impact from the share consolidation scheduled on October 1, 2020 is not reflected to the estimate for Cash Dividend per Share of Common Stock at the end of fiscal 2020. If the share consolidation is taken into account, it would be ¥37.50. Please refer to “Notes” below for detail.

3. Consolidated Earnings Estimates for Fiscal 2020 (for the fiscal year ending March 31, 2021)

(%: Changes from the corresponding period of the previous fiscal year)
	Profit Attributable to Owners of Parent		Net Income per Share of Common Stock
	¥ million	%	¥
1H F2020	—	—	—
Fiscal 2020	320,000	(28.6)	12.61

Note:	The number of shares of common stock used in the above calculation is based on the number of outstanding shares of common stock as of March 31, 2020. The impact from the share consolidation scheduled on October 1, 2020 is not reflected to the Consolidated Earnings Estimates for Net Income per Share of Common Stock for Fiscal 2020 (for the fiscal year ending March 31, 2021). If the share consolidation is taken into account, it would be ¥126.12. Please refer to “Notes” below for detail.

Notes

(1) Changes in Significant Subsidiaries during the Fiscal Year (changes in specified subsidiaries accompanying changes in the scope of consolidation): No

(2) Changes in Accounting Policies and Accounting Estimates / Restatements

      i.  Changes in accounting policies due to revisions of accounting standards, etc.: Yes

      ii. Changes in accounting policies other than i above: Yes

      iii. Changes in accounting estimates: No

      iv. Restatements: No

      Note: For more information, please refer to “Changes in Accounting Policies” on page 1 – 14 of the attachment.

(3) Issued Shares of Common Stock

i. Year-end issued shares (including treasury stock):	As of March 31, 2020	25,392,498,945 shares	As of March 31, 2019	25,392,498,945 shares
ii. Year-end treasury stock:	As of March 31, 2020	32,106,811 shares	As of March 31, 2019	33,962,404 shares
iii. Average number of outstanding shares:	Fiscal 2019	25,360,661,215 shares	Fiscal 2018	25,362,375,520 shares

This immediate release is outside the scope of the audit.

The Board of Directors of the MHFG today (May 15, 2020) resolved to include the following share consolidation in the agenda for the 18th Ordinary General Meeting of Shareholders to be held in June 2020.

Estimate for cash dividends and consolidated earnings estimates for the fiscal year ending March 31, 2021 with effect from the share consolidation, are as follows.

(1) Estimate for cash dividends and consolidated earnings estimates for the fiscal year ending March 31, 2021
Cash dividends per share of common stock	Second quarter-end	¥3.75
	Fiscal year-end	¥37.50
(2) Estimate for consolidated earnings estimates for the fiscal year ending March 31, 2021
Net income per share of common stock (Consolidated)		¥126.12

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of “One MIZUHO, ” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) and our report on Form 6-K furnished to the SEC on December 26, 2019, both of which are available in the Financial Information section of our web page at www.mizuho-fg.com/index.html and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

m Contents of Attachment

1.	Overview of Consolidated Results of Operations and Financial Conditions	p.1-2
	(1) Overview of Results of Operations	p.1-2
	(2) Overview of Financial Conditions	p.1-3
	(3) Basic Policy on Profit Distribution, Dividend Payment for Fiscal 2019 and Dividend Estimates for Fiscal 2020	p.1-3

2.	Basic Stance on Selection of Accounting Standards	p.1-4

3.	Consolidated Financial Statements and Others	p.1-5
	(1) Consolidated Balance Sheets	p.1-5
	(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p.1-7
	(3) Consolidated Statements of Changes in Net Assets	p.1-10
	(4) Consolidated Statements of Cash Flows	p.1-12
	(5) Notes regarding Consolidated Financial Statements	p.1-14
(Matters Related to the Assumption of Going Concern)
(Changes in Accounting Policies)
(Business Segment Information)
(Per Share Information)
(Subsequent Events)

Note to XBRL

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

An MHFG IR conference for institutional investors and analysts is scheduled for Wednesday, May 20, 2020. The IR conference presentation materials and audio archive will be available for use by individual investors in the IR Information section of the Mizuho Financial Group website immediately after the conference.

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Mizuho Financial Group, Inc.

1. Overview of Consolidated Results of Operations and Financial Conditions

(1) Overview of Results of Operations

Reviewing the economic environment over the fiscal year ended March 31, 2020, the global economy showed a slowdown, primarily in the manufacturing industry, due to factors such as uncertainty related to the trade disputes between the United States and China. Furthermore, toward the end of the fiscal year, the global economy began to show signs indicative of a state of crisis due to the worldwide spread of COVID-19.

In the United States, the economy of which had been expanding, the economic base began to deteriorate rapidly, including a substantial decline in the rate of employment due to the impact of the spread of COVID-19. In light of such circumstances, the Federal Reserve Board (FRB) cut interest rates as an emergency measure twice in March, and the Trump administration implemented US$2 trillion worth of economic measures. However, concerns about a further decline in the economy have not been dispelled.

In Europe, where the economy remained weak, the European Central Bank (ECB) decided to purchase assets and expand long-term refinancing operations in response to the spread of COVID-19 throughout Europe. However, the economic situation is becoming increasingly serious.

In Asia, the Chinese economy continued to slow down. The growth of production, investment and consumption has slowed as economic activities have contracted since the beginning of 2020 due to COVID-19, in addition to the impact of trade disputes between the United States and China. Moreover, in emerging countries, currency depreciation and capital outflows have been observed, partly due to the fall in the prices of crude oil and other resources.

In Japan, the real GDP growth rate fell sharply negative in the October to December quarter of 2019, partly due to the impact of the consumption tax increase amid the sluggishness in export and production activities. In response to the spread of COVID-19, the Bank of Japan decided to expand financial support measures for businesses and increase purchases of exchange-traded funds (ETFs) and corporate bonds, and the government has also taken a series of emergency measures. However, economic activities are contracting at an accelerating pace.

As to the prospects for the global economy, negative growth is expected due to the impact of the spread of COVID-19. While monetary easing and economic stimulus measures implemented in each country are expected to have a positive effect on the economy, there is a concern that, if the impact becomes prolonged, demand will decrease further due to worsening employment and income situations. The Japanese economy is expected to remain in a difficult situation for the time being, due to factors such as decreased consumption, primarily in the service-related sector, and capital investments.

Under the foregoing business environment, we recorded Consolidated Gross Profits of ¥2,062.2 billion for fiscal 2019, increasing by ¥249.4 billion from the previous fiscal year due to the steady business performance in both Customer Groups and Markets.

General and Administrative Expenses decreased by ¥52.4 billion on a year-on-year basis to ¥1,378.3 billion due to the efforts of structural reform.

As a result, Consolidated Net Business Profits increased by ¥268.5 billion on a year-on-year basis to ¥661.9 billion.

Consolidated Net Business Profits + Net gains or losses related to ETFs and others that consist of Consolidated Net Business Profits, Net gains or losses related to ETFs and others on a non-consolidated aggregated basis of the banks, and Net gains or losses related to operating investment securities on a consolidated basis of Mizuho Securities Co., Ltd. increased by ¥264.2 billion on a year-on-year basis to ¥672.5 billion.

Credit-related Costs increased by ¥152.1 billion on a year-on-year basis to ¥171.7 billion due to recording Reserves for Possible Losses on Loans for some credit exposures reflecting the impact of COVID-19 in light of the principles set forth in the report entitled “JFSA’s supervisory approaches to lending business and loan loss provisioning” published by the Japanese Financial Services Agency in December 2019.

Net Gains (Losses) related to Stocks decreased by ¥137.6 billion on a year-on-year basis to net gains of ¥137.1 billion.

As a result, Ordinary Income increased by ¥23.7 billion on a year-on-year basis to ¥637.8 billion.

Extraordinary Gains (Losses) increased by ¥478.6 billion on a year-on-year basis to net losses of ¥19.1 billion due to the lack of losses in light of structural reform recorded last year.

Tax-related Expenses increased by ¥163.9 billion on a year-on-year basis to ¥161.4 billion.

As a result, Profit Attributable to Owners of Parent for fiscal 2019 increased by ¥352.0 billion on a year-on-year basis to ¥448.5 billion.

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Mizuho Financial Group, Inc.

As for earnings estimates for fiscal 2020, we estimate Ordinary Profits of ¥400.0 billion and Profit Attributable to Owners of Parent of ¥320.0 billion on a consolidated basis.

We will disclose promptly if we need to revise the above consolidated earnings estimates due to the further spread of COVID-19.

(2) Overview of Financial Conditions

Consolidated total assets as of March 31, 2020 amounted to ¥214,659.0 billion, increasing by ¥13,866.8 billion from the end of the previous fiscal year mainly due to an increase in Receivables under Resale Agreements.

Securities were ¥34,907.2 billion, increasing by ¥5,132.7 billion from the end of the previous fiscal year.

Loans and Bills Discounted amounted to ¥83,468.1 billion, increasing by ¥5,011.2 billion from the end of the previous fiscal year.

Deposits and Negotiable Certificates of Deposit amounted to ¥144,472.2 billion, increasing by ¥6,822.6 billion from the end of the previous fiscal year.

Net Assets amounted to ¥8,663.8 billion, decreasing by ¥530.1 billion from the end of the previous fiscal year. Shareholders’ Equity was ¥7,561.0 billion, Accumulated Other Comprehensive Income was ¥992.9 billion, and Non-controlling Interests was ¥109.6 billion.

Net Cash Provided by Operating Activities was ¥1,901.8 billion mainly due to increased deposits. Net Cash Used in Investing Activities was ¥5,808.5 billion mainly due to purchase, sale, and redemption of securities and Net Cash Used in Financing Activities was ¥281.8 billion mainly due to repayments to non-controlling shareholders and cash dividends paid.

As a result, Cash and Cash Equivalents as of March 31, 2020 was ¥39,863.6 billion.

(3) Basic Policy on Profit Distribution, Dividend Payment for Fiscal 2019 and Dividend Estimates for Fiscal 2020

We have been implementing disciplined capital management by pursuing the optimum balance between strengthening of stable capital base and steady returns to shareholders, and set forth our shareholder return policy that we are maintaining the current level of dividends for the time being while aiming to strengthen our capital base further to enhance returns to shareholders at an early stage.

Based on this policy, we have decided to issue ¥3.75 of year-end cash dividends on common stock for Fiscal 2019 (annual cash dividends of ¥7.50 including interim dividends of ¥3.75) in accordance with Dividend Estimate at the beginning of the fiscal year.

The Board of Directors has decided on the ¥7.50 of annual cash dividends on common stock for Fiscal 2019, even though Profit Attributable to Owners of Parent for Fiscal 2019 was slightly lower than our Earnings Estimate at the beginning of the fiscal year as a result of additional Reserves for Possible Losses on Loans for some credit exposures from a forward-looking perspective based on future projections, reflecting the potential impact of COVID-19 on our financials. To make such decision, the Board of Directors has taken into account and considered thoroughly our business environment comprehensively including capital adequacy, and domestic and international regulation trends including the Basel regulatory framework.

Common Stock	¥3.75 per share	(unchanged from the estimate at the beginning of Fiscal 2019)
Annual cash dividends incl. interim dividends	¥7.50 per share	(unchanged from the estimate at the beginning of Fiscal 2019)

Furthermore, in accordance with the Articles of Incorporation, we decide to issue dividends not by a resolution at the General Meeting of Shareholders but by a resolution at the Board of Directors unless otherwise stipulated by laws and regulations. We decided on the year-end cash dividend payments on common stock for Fiscal 2020 at the Board of Directors held today.

For Fiscal 2020, based on the shareholder return policy, we will comprehensively consider the business environment such as the Group’s business results, profit base, status of capital adequacy, and domestic and international regulation trends, including the Basel framework, in determining the amounts of dividends payment.

As for the dividend estimates of common stock for Fiscal 2020, we predict ¥7.50 per share of common stock, which is the same as Fiscal 2019. We intend to continue payments of cash dividends at the interim period to return profits to shareholders in a timely manner.

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Mizuho Financial Group, Inc.

(Dividend Estimates for Fiscal 2020)
Common Stock	Cash Dividends per Share	¥7.50
	of which Interim Dividends	¥3.75

In addition, with the approval of the 18th Ordinary General Meeting of Shareholders to be held in June 2020, the shares of common stock will be consolidated on the basis of one post-consolidation share per ten pre-consolidation shares to be effective on October 1, 2020. Taking such share consolidation into account, fiscal year-end dividend estimates for Fiscal 2020 will be ¥37.50.

Also, with the approval of the same General Meeting of Shareholders, the Articles of Incorporation will be amended such that the Board of Directors remains as the organization to make decisions on issuing dividends, but the General Meeting of Shareholders may also make decisions on such matters in the event a shareholder’s proposal is presented.

2. Basic Stance on Selection of Accounting Standards

MHFG prepares its consolidated financial statements in accordance with Japanese Generally Accepted Accounting Principles. With respect to International Financial Reporting Standards (IFRS), in light of possible adoption in the future, MHFG is continuing research and study on the situation in Japan and Overseas and/or the development of IFRS.

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Mizuho Financial Group, Inc.

3. Consolidated Financial Statements and Others

(1) Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2019	As of March 31, 2020
Assets
Cash and Due from Banks	¥45,108,602	¥41,069,745
Call Loans and Bills Purchased	648,254	584,686
Receivables under Resale Agreements	12,997,628	18,581,488
Guarantee Deposits Paid under Securities Borrowing Transactions	2,578,133	2,243,161
Other Debt Purchased	2,828,959	2,688,273
Trading Assets	12,043,608	13,248,734
Money Held in Trust	351,889	411,847
Securities	29,774,489	34,907,234
Loans and Bills Discounted	78,456,935	83,468,185
Foreign Exchange Assets	1,993,668	2,044,415
Derivatives other than for Trading Assets	1,328,227	1,944,060
Other Assets	4,229,589	5,206,121
Tangible Fixed Assets	1,037,006	1,103,622
Buildings	287,634	287,038
Land	614,851	610,305
Lease Assets	22,557	13,293
Construction in Progress	36,300	72,290
Other Tangible Fixed Assets	75,661	120,694
Intangible Fixed Assets	620,231	636,139
Software	161,364	429,136
Goodwill	65,495	61,276
Lease Assets	5,839	4,118
Other Intangible Fixed Assets	387,532	141,608
Net Defined Benefit Asset	982,804	846,782
Deferred Tax Assets	37,960	32,493
Customers’ Liabilities for Acceptances and Guarantees	6,062,053	6,066,527
Reserves for Possible Losses on Loans	(287,815)	(424,446)

Total Assets	¥200,792,226	¥214,659,077

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Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2019	As of March 31, 2020
Liabilities
Deposits	¥124,311,025	¥131,189,673
Negotiable Certificates of Deposit	13,338,571	13,282,561
Call Money and Bills Sold	2,841,931	2,263,076
Payables under Repurchase Agreements	14,640,439	17,971,098
Guarantee Deposits Received under Securities Lending Transactions	1,484,584	1,108,255
Commercial Paper	941,181	411,089
Trading Liabilities	8,325,520	9,604,890
Borrowed Money	3,061,504	5,209,947
Foreign Exchange Liabilities	669,578	509,405
Short-term Bonds	355,539	373,658
Bonds and Notes	8,351,071	8,906,432
Due to Trust Accounts	1,102,073	1,055,510
Derivatives other than for Trading Liabilities	1,165,602	1,619,151
Other Liabilities	4,512,325	6,111,195
Reserve for Bonus Payments	68,117	75,175
Reserve for Variable Compensation	2,867	2,559
Net Defined Benefit Liability	60,873	62,113
Reserve for Director and Corporate Auditor Retirement Benefits	1,389	944
Reserve for Possible Losses on Sales of Loans	630	637
Reserve for Contingencies	4,910	6,443
Reserve for Reimbursement of Deposits	19,068	27,851
Reserve for Reimbursement of Debentures	25,566	18,672
Reserves under Special Laws	2,473	2,509
Deferred Tax Liabilities	185,974	53,150
Deferred Tax Liabilities for Revaluation Reserve for Land	63,315	62,695
Acceptances and Guarantees	6,062,053	6,066,527

Total Liabilities	¥191,598,188	¥205,995,229

Net Assets
Common Stock	¥2,256,767	¥2,256,767
Capital Surplus	1,138,449	1,136,467
Retained Earnings	3,915,521	4,174,190
Treasury Stock	(7,703)	(6,414)

Total Shareholders’ Equity	7,303,034	7,561,010

Net Unrealized Gains (Losses) on Other Securities	1,186,401	823,085
Deferred Gains or Losses on Hedges	(22,282)	72,081
Revaluation Reserve for Land	137,772	136,655
Foreign Currency Translation Adjustments	(111,057)	(133,178)
Remeasurements of Defined Benefit Plans	254,936	94,317

Total Accumulated Other Comprehensive Income	1,445,770	992,960

Stock Acquisition Rights	707	213
Non-controlling Interests	444,525	109,662

Total Net Assets	9,194,038	8,663,847

Total Liabilities and Net Assets	¥200,792,226	¥214,659,077

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Mizuho Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	For the fiscal year ended March 31, 2019	For the fiscal year ended March 31, 2020
Ordinary Income	¥3,925,649	¥3,986,701
Interest Income	2,056,327	2,014,440
Interest on Loans and Bills Discounted	1,253,970	1,242,279
Interest and Dividends on Securities	302,768	266,861
Interest on Call Loans and Bills Purchased	5,510	5,356
Interest on Receivables under Resale Agreements	229,637	251,830
Interest on Securities Borrowing Transactions	25,081	18,779
Interest on Due from Banks	123,545	105,257
Other Interest Income	115,813	124,074
Fiduciary Income	55,153	58,565
Fee and Commission Income	765,977	778,842
Trading Income	299,355	406,539
Other Operating Income	312,815	412,114
Other Ordinary Income	436,019	316,198
Gains on Reversal of Reserves for Possible Losses on Loans	4,357	—
Recovery of Written-off Claims	10,395	11,901
Other	421,266	304,296
Ordinary Expenses	3,311,531	3,348,823
Interest Expenses	1,293,846	1,280,897
Interest on Deposits	480,593	482,887
Interest on Negotiable Certificates of Deposit	129,752	124,332
Interest on Call Money and Bills Sold	11,030	8,686
Interest on Payables under Repurchase Agreements	374,524	351,012
Interest on Securities Lending Transactions	7,292	7,041
Interest on Commercial Paper	19,304	15,484
Interest on Borrowed Money	35,522	33,949
Interest on Short-term Bonds	28	31
Interest on Bonds and Notes	172,811	173,398
Other Interest Expenses	62,986	84,073
Fee and Commission Expenses	155,550	159,598
Trading Expenses	1,987	15,239
Other Operating Expenses	225,509	152,547
General and Administrative Expenses	1,430,850	1,378,398
Other Ordinary Expenses	203,788	362,142
Provision for Reserves for Possible Losses on Loans	—	161,005
Other	203,788	201,137

Ordinary Profits	¥614,118	¥637,877

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Mizuho Financial Group, Inc.

	Millions of yen
	For the fiscal year ended March 31, 2019	For the fiscal year ended March 31, 2020
Extraordinary Gains	¥11,280	¥2,239
Gains on Disposition of Fixed Assets	3,438	2,239
Other Extraordinary Gains	7,841	—
Extraordinary Losses	509,138	21,399
Losses on Disposition of Fixed Assets	5,414	6,138
Losses on Impairment of Fixed Assets	503,612	15,224
Other Extraordinary Losses	112	36

Income before Income Taxes	116,259	618,717

Income Taxes:
Current	161,376	150,088
Deferred	(163,879)	11,408

Total Income Taxes	(2,502)	161,496

Profit	118,762	457,221

Profit Attributable to Non-controlling Interests	22,196	8,652

Profit Attributable to Owners of Parent	¥96,566	¥448,568

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Mizuho Financial Group, Inc.

Consolidated Statements of Comprehensive Income

	Millions of yen
	For the fiscal year ended March 31, 2019	For the fiscal year ended March 31, 2020
Profit	¥118,762	¥457,221
Other Comprehensive Income	(229,304)	(449,547)
Net Unrealized Gains (Losses) on Other Securities	(207,505)	(359,779)
Deferred Gains or Losses on Hedges	45,391	94,536
Foreign Currency Translation Adjustments	(23,882)	(20,650)
Remeasurements of Defined Benefit Plans	(35,577)	(157,693)
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	(7,730)	(5,961)

Comprehensive Income	(110,542)	7,673

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	(128,692)	(3,123)
Comprehensive Income Attributable to Non-controlling Interests	18,150	10,797

1-9

Mizuho Financial Group, Inc.

(3) Consolidated Statements of Changes in Net Assets

For the fiscal year ended March 31, 2019

	Millions of yen
	Shareholders’ Equity
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,256,548	1,134,922	4,002,835	(5,997)	7,388,309
Changes during the period
Issuance of New Shares	218	218			437
Cash Dividends			(190,384)		(190,384)
Profit Attributable to Owners of Parent			96,566		96,566
Repurchase of Treasury Stock				(3,001)	(3,001)
Disposition of Treasury Stock		(23)		1,295	1,271
Transfer from Revaluation Reserve for Land			6,504		6,504
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders		3,331			3,331
Net Changes in Items other than Shareholders’ Equity

Total Changes during the period	218	3,526	(87,313)	(1,706)	(85,274)

Balance as of the end of the period	2,256,767	1,138,449	3,915,521	(7,703)	7,303,034

	Accumulated Other Comprehensive Income						Stock Acquisition Rights	Non- Controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	1,392,392	(67,578)	144,277	(85,094)	293,536	1,677,534	1,163	754,239	9,821,246
Changes during the period
Issuance of New Shares									437
Cash Dividends									(190,384)
Profit Attributable to Owners of Parent									96,566
Repurchase of Treasury Stock									(3,001)
Disposition of Treasury Stock									1,271
Transfer from Revaluation Reserve for Land									6,504
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders									3,331
Net Changes in Items other than Shareholders’ Equity	(205,990)	45,295	(6,504)	(25,963)	(38,600)	(231,763)	(456)	(309,713)	(541,934)

Total Changes during the period	(205,990)	45,295	(6,504)	(25,963)	(38,600)	(231,763)	(456)	(309,713)	(627,208)

Balance as of the end of the period	1,186,401	(22,282)	137,772	(111,057)	254,936	1,445,770	707	444,525	9,194,038

1-10

Mizuho Financial Group, Inc.

For the fiscal year ended March 31, 2020

	Millions of yen
	Shareholders’ Equity
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,256,767	1,138,449	3,915,521	(7,703)	7,303,034
Changes during the period
Cash Dividends			(190,405)		(190,405)
Profit Attributable to Owners of Parent			448,568		448,568
Repurchase of Treasury Stock				(1,908)	(1,908)
Disposition of Treasury Stock		(625)		3,197	2,571
Transfer from Revaluation Reserve for Land			1,117		1,117
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders		(1,968)			(1,968)
Transfer from Retained Earnings to Capital Surplus		611	(611)		—
Net Changes in Items other than Shareholders’ Equity

Total Changes during the period	—	(1,981)	258,668	1,288	257,975

Balance as of the end of the period	2,256,767	1,136,467	4,174,190	(6,414)	7,561,010

	Accumulated Other Comprehensive Income
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Total Accumulated Other Comprehensive Income	Stock Acquisition Rights	Non- Controlling Interests	Total Net Assets
Balance as of the beginning of the period	1,186,401	(22,282)	137,772	(111,057)	254,936	1,445,770	707	444,525	9,194,038
Changes during the period
Cash Dividends									(190,405)
Profit Attributable to Owners of Parent									448,568
Repurchase of Treasury Stock									(1,908)
Disposition of Treasury Stock									2,571
Transfer from Revaluation Reserve for Land									1,117
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders									(1,968)
Transfer from Retained Earnings to Capital Surplus									—
Net Changes in Items other than Shareholders’ Equity	(363,316)	94,364	(1,117)	(22,120)	(160,619)	(452,809)	(493)	(334,862)	(788,165)

Total Changes during the period	(363,316)	94,364	(1,117)	(22,120)	(160,619)	(452,809)	(493)	(334,862)	(530,190)

Balance as of the end of the period	823,085	72,081	136,655	(133,178)	94,317	992,960	213	109,662	8,663,847

1-11

Mizuho Financial Group, Inc.

(4) Consolidated Statements of Cash Flows

	Millions of yen
	For the fiscal year ended March 31, 2019	For the fiscal year ended March 31, 2020
Cash Flow from Operating Activities
Income before Income Taxes	¥116,259	¥618,717
Depreciation	168,200	152,666
Losses on Impairment of Fixed Assets	503,612	15,224
Amortization of Goodwill	4,080	4,062
Equity in Loss (Gain) from Investments in Affiliates	(51,215)	(30,382)
Increase (Decrease) in Reserves for Possible Losses on Loans	(26,910)	139,940
Increase (Decrease) in Reserve for Possible Losses on Sales of Loans	(444)	6
Increase (Decrease) in Reserve for Contingencies	183	1,793
Increase (Decrease) in Reserve for Bonus Payments	591	8,611
Increase (Decrease) in Reserve for Variable Compensation	(375)	(307)
Decrease (Increase) in Net Defined Benefit Asset	(57,863)	(91,950)
Increase (Decrease) in Net Defined Benefit Liability	2,497	2,590
Increase (Decrease) in Reserve for Director and Corporate Auditor Retirement Benefits	(41)	(439)
Increase (Decrease) in Reserve for Reimbursement of Deposits	(942)	8,782
Increase (Decrease) in Reserve for Reimbursement of Debentures	(5,194)	(6,893)
Interest Income—accrual basis	(2,056,327)	(2,014,440)
Interest Expenses—accrual basis	1,293,846	1,280,897
Losses (Gains) on Securities	(195,755)	(231,382)
Losses (Gains) on Money Held in Trust	(40)	(121)
Foreign Exchange Losses (Gains)—net	(170,422)	103,125
Losses (Gains) on Disposition of Fixed Assets	1,976	3,898
Losses (Gains) on Cancellation of Employee Retirement Benefit Trust	(7,841)	—
Decrease (Increase) in Trading Assets	(1,536,520)	(1,435,994)
Increase (Decrease) in Trading Liabilities	227,455	1,488,005
Decrease (Increase) in Derivatives other than for Trading Assets	485,333	(638,977)
Increase (Decrease) in Derivatives other than for Trading Liabilities	(355,068)	475,833
Decrease (Increase) in Loans and Bills Discounted	(2,407,594)	(5,967,287)
Increase (Decrease) in Deposits	927,918	7,732,005
Increase (Decrease) in Negotiable Certificates of Deposit	1,878,841	367,378
Increase (Decrease) in Borrowed Money (excluding Subordinated Borrowed Money)	(1,800,307)	2,165,756
Decrease (Increase) in Due from Banks (excluding Due from Central Banks)	611,070	(365,564)
Decrease (Increase) in Call Loans, etc.	(4,807,554)	(5,758,002)
Decrease (Increase) in Guarantee Deposits Paid under Securities Borrowing Transactions	1,772,393	334,971
Increase (Decrease) in Call Money, etc.	1,748,141	3,128,355
Increase (Decrease) in Commercial Paper	199,104	(511,609)
Increase (Decrease) in Guarantee Deposits Received under Securities Lending Transactions	(82,249)	(376,328)
Decrease (Increase) in Foreign Exchange Assets	(34,376)	(106,795)
Increase (Decrease) in Foreign Exchange Liabilities	223,848	(159,598)
Increase (Decrease) in Short-term Bonds (Liabilities)	(6,646)	18,119
Increase (Decrease) in Bonds and Notes	286,158	308,937
Increase (Decrease) in Due to Trust Accounts	(10,232)	(46,563)
Interest and Dividend Income—cash basis	2,027,241	2,047,339
Interest Expenses—cash basis	(1,250,247)	(1,315,446)
Other—net	(75,059)	650,590

Subtotal	(2,460,479)	1,999,524

Cash Refunded (Paid) in Income Taxes	(175,617)	(97,631)

Net Cash Provided by (Used in) Operating Activities	(2,636,096)	1,901,893

1-12

Mizuho Financial Group, Inc.

	Millions of yen
	For the fiscal year ended March 31, 2019	For the fiscal year ended March 31, 2020
Cash Flow from Investing Activities
Payments for Purchase of Securities	(52,363,143)	(72,474,752)
Proceeds from Sale of Securities	38,799,373	48,136,966
Proceeds from Redemption of Securities	19,211,836	18,815,661
Payments for Increase in Money Held in Trust	(109,630)	(78,650)
Proceeds from Decrease in Money Held in Trust	94,984	18,523
Payments for Purchase of Tangible Fixed Assets	(42,703)	(85,840)
Payments for Purchase of Intangible Fixed Assets	(111,595)	(151,011)
Proceeds from Sale of Tangible Fixed Assets	7,811	6,353
Proceeds from Sale of Intangible Fixed Assets	—	3,144
Proceeds from Sales of Stocks of Subsidiaries (affecting the scope of consolidation)	219	1,067

Net Cash Provided by (Used in) Investing Activities	5,487,153	(5,808,537)

Cash Flow from Financing Activities
Proceeds from Subordinated Borrowed Money	10,000	15,000
Repayments of Subordinated Borrowed Money	(45,000)	(30,000)
Proceeds from Issuance of Subordinated Bonds	510,000	483,000
Payments for Redemption of Subordinated Bonds	(5,000)	(213,000)
Proceeds from Issuance of Common Stock	2	—
Proceeds from Investments by Non-controlling Shareholders	3,514	2,883
Repayments to Non-controlling Shareholders	(275,079)	(303,000)
Cash Dividends Paid	(190,413)	(190,386)
Cash Dividends Paid to Non-controlling Shareholders	(25,494)	(9,568)
Payments for Purchase of Stocks of Subsidiaries (not affecting the scope of consolidation)	—	(4,653)
Payments for Repurchase of Treasury Stock	(2,124)	(1,441)
Proceeds from Sale of Treasury Stock	952	1,516
Payments for Repurchase of Treasury Stock of Subsidiaries	—	(32,199)

Net Cash Provided by (Used in) Financing Activities	(18,640)	(281,849)

Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	(32,656)	(202,776)

Net Increase (Decrease) in Cash and Cash Equivalents	2,799,759	(4,391,269)

Cash and Cash Equivalents at the beginning of the fiscal year	46,334,334	44,254,874
Decrease in Cash and Cash Equivalents resulting from Exclusion of Subsidiaries from Consolidation	(4,879,218)	(0)

Cash and Cash Equivalents at the end of the fiscal year	¥44,254,874	¥39,863,604

1-13

Mizuho Financial Group, Inc.

(5) Notes regarding Consolidated Financial Statements

(Matters Related to the Assumption of Going Concern)

There is no applicable information.

(Changes in Accounting Policies)

(Application of “Leases” (IFRS 16 and ASU 2016-02))

MHFG has applied “Leases” (IFRS 16 and ASU 2016-02) at some consolidated subsidiaries from the consolidated fiscal year ended March 31, 2020. Accordingly, lessees recognize assets and liabilities for all leases as a general rule.

In accordance with transitional treatment, MHFG has recognized the impact of adoption of this accounting standard cumulatively as of the date of adoption for balances at the beginning of the consolidated fiscal year ended March 31, 2020.

The impact on the consolidated financial statements for the consolidated fiscal year ended March 31, 2020 is immaterial.

(Changes in Hedge Accounting)

Previously, deferred method or the fair-value hedge method have been applied as hedge accounting methods.

From the third quarter ended December 31, 2019, hedge accounting methods of some items were changed from fair-value method to deferred method.

Based on current market trends, MHFG reconsidered its risk management activities from the third quarter ended December 31, 2019, in order to provide more transparent disclosure in the financial statements.

If the same accounting policy as that of the current fiscal year had been adopted in the interim period ended September 30, 2019, the effect of this change on this interim period would have been immaterial.

The effect of this change in accounting policy on past periods is immaterial. Therefore, we do not retrospectively apply this policy change in prior periods. This change has no impact on the gains and losses.

1-14

Mizuho Financial Group, Inc.

(Business Segment Information)

1. Summary of reportable segment

MHFG has introduced an in-house company system based on the group’s diverse customer segments.

The aim of this system is to leverage MHFG’s strengths and competitive advantage, which is the seamless integration of MHFG’s banking, trust and securities functions under a holding company structure, to speedily provide high-quality financial services that closely match customer needs.

Specifically, the company system is classified into the following five in-house companies, each based on a customer segment: the Retail & Business Banking Company, the Corporate & Institutional Company, the Global Corporate Company, the Global Markets Company, and the Asset Management Company.

The services that each in-house company is in charge of are as follows:

Retail & Business Banking Company:

Services for individual customers, small and medium-sized enterprises and middle market firms in Japan

Corporate & Institutional Company:

Services for large corporations, financial institutions and public corporations in Japan

Global Corporate Company:

Services for Japanese overseas affiliated corporate customers and non-Japanese corporate customers, etc.

Global Markets Company:

Investment services with respect to interest rates, equities and credits, etc. , and other services

Asset Management Company:

Development of products and provision of services that match the asset management needs of its wide range of customers from individuals to institutional investors

The reportable segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments.

Management measures the performance of each of the operating segments in accordance with internal managerial accounting rules and practices.

2. Calculating method of Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others, Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others, and Fixed assets by reportable segment

The following information of reportable segment is based on internal management reporting.

Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others is the total amount of Interest Income, Fiduciary Income, Fee and Commission Income, Trading Income, Other Operating Income, and Net gains or losses related to ETFs and others.

Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others is the amount of which General and administrative expenses (excluding non-recurring expenses and others), Equity in income from investments in affiliates, Amortization of goodwill and others (including amortization of intangible assets), and Others (consolidation adjustments) are deducted from, or added to, Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others.

Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others relating to transactions between segments is based on the current market price.

Fixed assets disclosed as asset information by segment are the total amount of tangible fixed assets and intangible fixed assets. Fixed assets pertaining to Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd. have been allocated to each segment.

1-15

Mizuho Financial Group, Inc.

3. Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others, Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others, and Fixed assets by reportable segment

	Millions of yen
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (Note 2)
Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others	673,572	462,418	417,770	410,138	48,361	60,563	2,072,822
General and administrative expenses (excluding Non-Recurring Losses and others)	668,435	215,035	249,044	208,861	28,966	41,097	1,411,438
Equity in income from investments in affiliates	11,762	1,957	10,355	—	1,295	5,013	30,382
Amortization of goodwill and others	363	425	369	2,346	7,774	1,961	13,238
Others	—	—	—	—	—	(5,942)	(5,942)
Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others	16,536	248,915	178,712	198,931	12,916	16,575	672,585
Fixed assets	503,692	204,134	173,023	91,459	93	767,361	1,739,762

(Notes) 1.	Gross profits (excluding the amounts of credit costs of trust accounts) +Net gains or losses related to ETFs and others is reported instead of sales reported by general corporations. Net gains or losses related to ETFs and others amounted to ¥ 10,602 million, of which ¥ 7,334 million is included in the Global Markets Company.

2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.

3.	“Others” in Fixed assets includes assets of headquarters that have not been allocated to each segment, Fixed assets pertaining to consolidated subsidiaries that are not subject to allocation, consolidated adjustments, and others.

Among Fixed assets that have not been allocated to each segment, some related expenses are allocated to each segment using the reasonable criteria of allocation.

1-16

Mizuho Financial Group, Inc.

4. The difference between the total amounts of reportable segments and the recorded amounts in the Consolidated Statement of Income, and the contents of the difference (Matters relating to adjustment to difference)

The above amount of Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others and that of Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others derived from internal management reporting by reportable segment are different from the amounts recorded in the Consolidated Statement of Income.

The contents of the difference for the period are as follows:

(1)

The total of Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others of Segment Information and Ordinary Profits recorded in the Consolidated Statement of Income

Millions of yen
Amount
Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others	2,072,822
Net gains or losses related to ETFs and others	(10,602)
Other Ordinary Income	316,198
General and Administrative Expenses	(1,378,398)
Other Ordinary Expenses	(362,142)

Ordinary Profits recorded in Consolidated Statement of Income	637,877

(2)

The total of Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others of Segment Information and Income before Income Taxes recorded in the Consolidated Statement of Income

Millions of yen
Amount
Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net Gains (Losses) related to ETFs and others	672,585
Credit Costs for Trust Accounts	—
General and Administrative Expenses (non-recurring losses)	46,278
Expenses related to Portfolio Problems (including reversal of (provision for) general reserve for losses on loans)	(183,308)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	11,605
Net Gains (Losses) related to Stocks—Net Gains (Losses) related to ETFs and others	126,571
Net Extraordinary Gains (Losses)	(19,159)
Others	(35,854)

Income before Income Taxes recorded in Consolidated Statement of Income	618,717

1-17

Mizuho Financial Group, Inc.

(Per Share Information)

(Consolidated basis)

			Fiscal 2018	Fiscal 2019
Net Assets per Share of Common Stock			¥345.00	¥337.29
Net Income per Share of Common Stock			¥3.80	¥17.68
Diluted Net Income per Share of Common Stock			¥3.80	¥17.68

1. Total Net Assets per Share of Common Stock is based on the following information:

			Fiscal 2018	Fiscal 2019
Net Assets per Share of Common Stock
Total Net Assets	¥	million	9,194,038	8,663,847
Deductions from Total Net Assets	¥	million	445,232	109,876
Stock Acquisition Rights	¥	million	707	213
Non-Controlling Interests	¥	million	444,525	109,662
Net Assets (year-end) related to Common Stock	¥	million	8,748,805	8,553,971
Year-end Outstanding Shares of Common Stock, based on which Total Net Assets per Share of Common Stock was calculated		Thousands of shares	25,358,536	25,360,392

2. Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock are based on the following information:

			Fiscal 2018	Fiscal 2019
Net Income per Share of Common Stock
Profit Attributable to Owners of Parent	¥	million	96,566	448,568
Amount not attributable to Common Stock	¥	million	—	—
Profit Attributable to Owners of Parent related to Common Stock	¥	million	96,566	448,568
Average Outstanding Shares of Common Stock (during the period)		Thousands of shares	25,362,375	25,360,661

Diluted Net Income per Share of Common Stock
Adjustment to Profit Attributable to Owners of Parent	¥	million	—	—
Increased Number of Shares of Common Stock		Thousands of shares	4,522	1,582
Stock Acquisition Rights		Thousands of shares	4,522	1,582
Description of dilutive securities which were not included in the calculation of Diluted Net Income per Share of Common Stock as they have no dilutive effects			—	—

1-18

Mizuho Financial Group, Inc.

3.

In the calculation of Net Assets per Share of Common Stock, MHFG shares outstanding in BBT trust account that were recognized as Treasury Stock in Shareholders’ Equity are included in Treasury Stock shares deducted from the number of issued shares as of March 31, 2019 and 2020. The numbers of such Treasury Stock shares deducted during the period ended March 31, 2019 and 2020 are 18,917 thousand and 19,636 thousand, respectively.

In the calculation of Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock, such Treasury Stock shares are included in Treasury Stock shares deducted in the calculation of the Average Outstanding Shares of Common Stock during the period. The average numbers of such Treasury Stock shares deducted during the period ended March 31, 2019 and 2020 are 17,195 thousand and 19,255 thousand, respectively.

(Subsequent Events)

The Board of Directors of the MHFG today (May 15, 2020) resolved to include the share consolidation in the agenda for the 18th Ordinary General Meeting of Shareholders to be held in June 2020.

For details, please refer to “Notice on Partial Amendment to the Articles of Incorporation and Share Consolidation” announced today.

1-19

SELECTED FINANCIAL INFORMATION

For Fiscal 2019

(Under Japanese GAAP)

C O N T E N T S

Notes:

“CON”: Consolidated figures for Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures for Mizuho Financial Group, Inc., Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

I. FINANCIAL DATA FOR FISCAL 2019	See above Notes		Page

1. Income Analysis	CON	NON	2- 1

2. Interest Margins (Domestic Operations)	NON		2- 5

3. Use and Source of Funds	NON		2- 6

4. Net Gains/Losses on Securities	CON	NON	2- 8

5. Unrealized Gains/Losses on Securities	CON	NON	2- 10

6. Projected Redemption Amounts for Securities	NON		2- 12

7. Overview of Derivative Transactions Qualifying for Hedge Accounting	NON		2- 13

8. Employee Retirement Benefits	NON	CON	2- 14

9. Capital Ratio	CON	NON	2- 17

II. REVIEW OF CREDITS	See above Notes		Page

1. Status of Non-Accrual, Past Due & Restructured Loans	CON	NON	2- 18

2. Status of Reserves for Possible Losses on Loans	CON	NON	2- 20

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans	CON	NON	2- 21

4. Status of Non Performing Loans based on the Financial Reconstruction Act(“FRA”)	CON	NON	2- 22

5. Coverage on Non Performing Loans based on the FRA	NON		2- 24

6. Overview of Non-Performing Loans(“NPLs”)	NON		2- 27

7. Results of Removal of NPLs from the Balance Sheet	NON		2- 28

8. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry	NON		2- 29

(2) Non Performing Loans based on the FRA and Coverage Ratio by Industry	NON		2- 31

9. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises

(“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans	NON		2- 32

(2) Loans to SMEs and Individual Customers	NON		2- 32

10. Status of Loans by Region	NON		2- 33

III. DEFERRED TAXES	See above Notes		Page

1. Estimation for Calculating Deferred Tax Assets	NON		2- 34

IV. OTHERS	See above Notes		Page

1. Breakdown of Deposits (Domestic Offices)	NON		2- 36

2. Number of Directors and Employees			2- 37

3. Number of Offices			2- 37

4. Earnings Plan for Fiscal 2020	CON	NON	2- 38

Attachments	Page
Mizuho Bank, Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	2- 39
Comparison of Non-Consolidated Statements of Income (selected items)	2- 40
Mizuho Trust & Banking Co., Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	2- 41
Comparison of Non-Consolidated Statements of Income (selected items)	2- 42
Statement of Trust Assets and Liabilities	2- 43
Comparison of Balances of Principal Items	2- 44
Mizuho Securities Co., Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	2- 45
Comparison of Non-Consolidated Statements of Income (selected items)	2- 46

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; impairment of the carrying value of our long-lived assets; problems related to our information technology systems, including as a result of cyber attacks; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels and meet other financial regulatory requirements; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of ”One MIZUHO”, and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information-Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), and our report on Form 6-K furnished to the SEC on December 26, 2019, both of which are available in the Financial Information section of our web page at www.mizuho-fg.com/index.html and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR FISCAL 2019

1. Income Analysis

Consolidated

		(Millions of yen)
		Fiscal 2019		Fiscal 2018
			Change
Consolidated Gross Profits	1	2,062,219	249,482	1,812,737
Net Interest Income	2	733,542	(28,937)	762,480
Fiduciary Income	3	58,565	3,411	55,153
Credit Costs for Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	619,243	8,815	610,427
Net Trading Income	6	391,299	93,931	297,367
Net Other Operating Income	7	259,567	172,261	87,306
General and Administrative Expenses	8	(1,378,398)	52,451	(1,430,850)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans)	9	(183,308)	(152,598)	(30,710)
Losses on Write-offs of Loans	10	(21,940)	4,425	(26,366)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	11	11,605	449	11,156
Net Gains (Losses) related to Stocks	12	137,174	(137,689)	274,863
Equity in Income from Investments in Affiliates	13	30,382	(20,832)	51,215
Other	14	(41,797)	32,496	(74,293)

Ordinary Profits	15	637,877	23,758	614,118

Net Extraordinary Gains (Losses)	16	(19,159)	478,698	(497,858)
Income before Income Taxes	17	618,717	502,457	116,259
Income Taxes - Current	18	(150,088)	11,288	(161,376)
- Deferred	19	(11,408)	(175,287)	163,879
Profit	20	457,221	338,458	118,762
Profit Attributable to Non-controlling Interests	21	(8,652)	13,543	(22,196)

Profit Attributable to Owners of Parent	22	448,568	352,002	96,566

Credit-related Costs (including Credit Costs for Trust Accounts)	23	(171,703)	(152,149)	(19,553)

* Credit-related Costs [23] = Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans) [9] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [11] + Credit Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	24	661,982	268,593	393,389

* Consolidated Net Business Profits [24] = Consolidated Gross Profits [1] - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	25	126	9	117
Number of affiliates under the equity method	26	26	4	22

2-1

Mizuho Financial Group, Inc.

Aggregate Figures for the 2 Banks

Non-Consolidated

		(Millions of yen)
		Fiscal 2019				Fiscal 2018
		MHBK	MHTB	Aggregate Figures	Change
Gross Profits	1	1,304,598	132,949	1,437,547	240,389	1,197,158
Domestic Gross Profits	2	750,934	126,769	877,703	88,440	789,263
Net Interest Income	3	413,957	21,810	435,768	(44,668)	480,436
Fiduciary Income	4		59,132	59,132	4,134	54,997
Trust Fees for Jointly Operated Designated Money Trust	5		4,229	4,229	370	3,859
Credit Costs for Trust Accounts (1)	6		—	—	—	—
Net Fee and Commission Income	7	248,316	36,202	284,519	1,045	283,473
Net Trading Income (2)	8	48,841	8,267	57,109	108,797	(51,687)
Net Other Operating Income	9	39,818	1,355	41,173	19,131	22,042
International Gross Profits	10	553,663	6,179	559,843	151,948	407,895
Net Interest Income	11	215,056	2,055	217,111	21,409	195,702
Net Fee and Commission Income	12	136,819	(619)	136,200	2,496	133,703
Net Trading Income (2)	13	100,945	(6,761)	94,183	(20,534)	114,717
Net Other Operating Income	14	100,841	11,505	112,347	148,576	(36,229)
General and Administrative Expenses (excluding Non-Recurring Losses)	15	(838,102)	(84,183)	(922,286)	27,105	(949,392)
Expense Ratio	16	64.2%	63.3%	64.1%	(15.1%)	79.3%
Personnel Expenses	17	(323,917)	(39,766)	(363,683)	13,253	(376,936)
Non-Personnel Expenses	18	(464,785)	(40,969)	(505,754)	14,699	(520,454)
Premium for Deposit Insurance	19	(31,138)	(1,295)	(32,433)	(514)	(31,919)
Miscellaneous Taxes	20	(49,400)	(3,448)	(52,848)	(847)	(52,001)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	21	466,495	48,765	515,261	267,495	247,766
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas (3)	22	364,306	36,187	400,494	47,171	353,322
Excluding Net Gains (Losses) from redemption of Investment Trusts	23	359,557	36,083	395,641	48,547	347,093

Reversal of (Provision for) General Reserve for Losses on Loans	24	(105,579)	(649)	(106,229)	(151,120)	44,890

Net Business Profits	25	360,916	48,115	409,031	116,374	292,656
Net Gains (Losses) related to Bonds	26	102,189	12,577	114,767	220,323	(105,556)

Net Non-Recurring Gains (Losses)	27	69,845	1,560	71,406	24,135	47,271
Net Gains (Losses) related to Stocks	28	121,341	4,157	125,499	(50,665)	176,164
Expenses related to Portfolio Problems	29	(77,270)	(979)	(78,250)	(3,823)	(74,427)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	30	10,439	299	10,738	3,945	6,792
Other	31	15,335	(1,916)	13,419	74,678	(61,259)

Ordinary Profits	32	430,762	49,676	480,438	140,510	339,928

Net Extraordinary Gains (Losses)	33	(17,187)	212	(16,975)	477,225	(494,200)
Net Gains (Losses) on Disposition of Fixed Assets	34	(3,631)	617	(3,013)	(2,796)	(217)
Losses on Impairment of Fixed Assets	35	(13,556)	(405)	(13,961)	487,864	(501,825)
Gains on Cancellation of Employee Retirement Benefit Trust	36	—	—	—	(7,841)	7,841
Income before Income Taxes (Losses)	37	413,574	49,888	463,463	617,736	(154,272)
Income Taxes - Current	38	(109,151)	(10,342)	(119,493)	(12,025)	(107,468)
- Deferred	39	3,364	(4,147)	(782)	(157,143)	156,360

Net Income (Losses)	40	307,788	35,398	343,186	448,567	(105,380)

(1) Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) for MHTB excludes the amounts of “Credit Costs for Trust Accounts” [6].
(2) As for Gross Profits for MHTB, parts of Net Trading Income which have been included in International Gross Profits are included in Domestic Gross Profits.
(3) Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas[22]
=Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)[21]-Net Gains (Losses) related to Bonds[26]
Credit-related Costs	41	(172,410)	(1,330)	(173,741)	(150,997)	(22,743)

* Credit-related Costs [41] =  Expenses related to Portfolio Problems [29] + Reversal of (Provision for) General Reserve for Losses on Loans [24] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [30] + Credit Costs for Trust Accounts [6]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	42		—	—	—	—
Reversal of (Provision for) General Reserve for Losses on Loans	43	(105,579)	(649)	(106,229)	(151,120)	44,890
Losses on Write-offs of Loans	44	(8,634)	296	(8,337)	7,507	(15,845)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	45	(55,516)	(976)	(56,492)	(9,865)	(46,627)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	46	5	—	5	8	(3)
Reversal of (Provision for) Reserve for Contingencies	47	(1,669)	—	(1,669)	(1,627)	(41)
Other (including Losses on Sales of Loans)	48	(1,016)	—	(1,016)	4,098	(5,115)
Total	49	(172,410)	(1,330)	(173,741)	(150,997)	(22,743)

2-2

Mizuho Financial Group, Inc.

Mizuho Bank

Non-Consolidated

		(Millions of yen)
		Fiscal 2019		Fiscal 2018
			Change
Gross Profits	1	1,304,598	229,569	1,075,028
Domestic Gross Profits	2	750,934	81,472	669,461
Net Interest Income	3	413,957	(42,446)	456,403
Net Fee and Commission Income	4	248,316	2,458	245,857
Net Trading Income	5	48,841	99,397	(50,555)
Net Other Operating Income	6	39,818	22,062	17,755
International Gross Profits	7	553,663	148,097	405,566
Net Interest Income	8	215,056	21,704	193,352
Net Fee and Commission Income	9	136,819	2,415	134,404
Net Trading Income	10	100,945	(11,088)	112,033
Net Other Operating Income	11	100,841	135,065	(34,224)
General and Administrative Expenses (excluding Non-Recurring Losses)	12	(838,102)	29,081	(867,184)
Expense Ratio	13	64.2%	(16.4%)	80.6%
Personnel Expenses	14	(323,917)	13,313	(337,230)
Non-Personnel Expenses	15	(464,785)	16,627	(481,413)
Premium for Deposit Insurance	16	(31,138)	(523)	(30,615)
Miscellaneous Taxes	17	(49,400)	(859)	(48,540)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	18	466,495	258,651	207,844
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas *	19	364,306	48,820	315,486
Excluding Net Gains (Losses) from redemption of Investment Trusts	20	359,557	50,248	309,308

Reversal of (Provision for) General Reserve for Losses on Loans	21	(105,579)	(150,664)	45,084
Net Business Profits	22	360,916	107,987	252,929
Net Gains (Losses) related to Bonds	23	102,189	209,831	(107,641)

Net Non-Recurring Gains (Losses)	24	69,845	38,201	31,644
Net Gains (Losses) related to Stocks	25	121,341	(34,435)	155,777
Expenses related to Portfolio Problems	26	(77,270)	(3,124)	(74,146)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	27	10,439	3,646	6,792
Other	28	15,335	72,114	(56,779)

Ordinary Profits	29	430,762	146,188	284,573

Net Extraordinary Gains (Losses)	30	(17,187)	474,849	(492,037)
Net Gains (Losses) on Disposition of Fixed Assets	31	(3,631)	(3,452)	(179)
Losses on Impairment of Fixed Assets	32	(13,556)	486,143	(499,700)
Gains on Cancellation of Employee Retirement Benefit Trust	33	—	(7,841)	7,841
Income before Income Taxes (Losses)	34	413,574	621,038	(207,463)
Income Taxes - Current	35	(109,151)	(14,227)	(94,923)
- Deferred	36	3,364	(154,578)	157,943

Net Income (Losses)	37	307,788	452,232	(144,444)

* Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas [19] = Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) [18] - Net Gains (Losses) related to Bonds [23]

Credit-related Costs	38	(172,410)	(150,142)	(22,268)

* Credit-related Costs [38]   =  Expenses related to Portfolio Problems [26] + Reversal of (Provision for) General Reserve for Losses on Loans [21] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [27]

(Reference) Breakdown of Credit-related Costs
Reversal of (Provision for) General Reserve for Losses on Loans	39	(105,579)	(150,664)	45,084
Losses on Write-offs of Loans	40	(8,634)	7,211	(15,845)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	41	(55,516)	(9,169)	(46,346)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	42	5	8	(3)
Reversal of (Provision for) Reserve for Contingencies	43	(1,669)	(1,627)	(41)
Other (including Losses on Sales of Loans)	44	(1,016)	4,098	(5,115)
Total	45	(172,410)	(150,142)	(22,268)

2-3

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

Non-Consolidated

		(Millions of yen)
		Fiscal 2019		Fiscal 2018
			Change
Gross Profits	1	132,949	10,819	122,129
Domestic Gross Profits	2	126,769	6,967	119,801
Net Interest Income	3	21,810	(2,222)	24,033
Fiduciary Income	4	59,132	4,134	54,997
Trust Fees for Jointly Operated Designated Money Trust	5	4,229	370	3,859
Credit Costs for Trust Accounts (1)	6	—	—	—
Net Fee and Commission Income	7	36,202	(1,413)	37,615
Net Trading Income (2)	8	8,267	9,399	(1,132)
Net Other Operating Income	9	1,355	(2,931)	4,286
International Gross Profits	10	6,179	3,851	2,328
Net Interest Income	11	2,055	(295)	2,350
Net Fee and Commission Income	12	(619)	81	(700)
Net Trading Income (2)	13	(6,761)	(9,445)	2,684
Net Other Operating Income	14	11,505	13,511	(2,005)
General and Administrative Expenses (excluding Non-Recurring Losses)	15	(84,183)	(1,976)	(82,207)
Expense Ratio	16	63.3%	(3.9%)	67.3%
Personnel Expenses	17	(39,766)	(60)	(39,706)
Non-Personnel Expenses	18	(40,969)	(1,928)	(39,041)
Premium for Deposit Insurance	19	(1,295)	8	(1,304)
Miscellaneous Taxes	20	(3,448)	12	(3,460)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	21	48,765	8,843	39,921
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas (3)	22	36,187	(1,648)	37,836
Excluding Net Gains (Losses) from redemption of Investment Trusts	23	36,083	(1,701)	37,784

Reversal of (Provision for) General Reserve for Losses on Loans	24	(649)	(455)	(194)

Net Business Profits	25	48,115	8,387	39,727
Net Gains (Losses) related to Bonds	26	12,577	10,492	2,085

Net Non-Recurring Gains (Losses)	27	1,560	(14,065)	15,626
Net Gains (Losses) related to Stocks	28	4,157	(16,229)	20,387
Expenses related to Portfolio Problems	29	(979)	(698)	(280)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	30	299	299	—
Other	31	(1,916)	2,563	(4,479)

Ordinary Profits	32	49,676	(5,678)	55,354

Net Extraordinary Gains (Losses)	33	212	2,376	(2,163)
Net Gains (Losses) on Disposition of Fixed Assets	34	617	655	(38)
Losses on Impairment of Fixed Assets	35	(405)	1,720	(2,125)
Income before Income Taxes	36	49,888	(3,302)	53,190
Income Taxes - Current	37	(10,342)	2,201	(12,544)
- Deferred	38	(4,147)	(2,564)	(1,582)

Net Income	39	35,398	(3,665)	39,063

(1) Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) excludes the amounts of “Credit Costs for Trust Accounts” [6].
(2) As for Gross Profits, parts of Net Trading Income which have been included in International Gross Profits are included in Domestic Gross Profits.

(3)  Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) from core business areas [22] = Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) [21]- Net Gains (Losses) related to Bonds [26]

Credit-related Costs	40	(1,330)	(855)	(474)

* Credit-related Costs [40]   =  Expenses related to Portfolio Problems [29] + Reversal of (Provision for) General Reserve for Losses on Loans [24] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [30] + Credit Costs for Trust Accounts [6]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	41	—	—	—
Reversal of (Provision for) General Reserve for Losses on Loans	42	(649)	(455)	(194)
Losses on Write-offs of Loans	43	296	296	—
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	44	(976)	(696)	(280)

Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	45	—	—	—
Reversal of (Provision for) Reserve for Contingencies	46	—	—	—
Other (including Losses on Sales of Loans)	47	—	—	—
Total	48	(1,330)	(855)	(474)

2-4

Mizuho Financial Group, Inc.

2. Interest Margins (Domestic Operations)

Non-Consolidated

			(%)
			Fiscal 2019		Fiscal 2018
Mizuho Bank				Change

Return on Interest-Earning Assets		1	0.43	(0.04)	0.47
Return on Loans and Bills Discounted *1		2	0.76	(0.03)	0.79
Return on Securities		3	0.42	(0.09)	0.51
Cost of Funding (including Expenses)		4	0.65	(0.03)	0.68
Cost of Deposits (including Expenses)		5	0.64	(0.06)	0.70
Cost of Deposits *2		6	0.00	(0.00)	0.00
Cost of Other External Liabilities		7	0.63	0.26	0.37

Net Interest Margin	(1)-(4)	8	(0.21)	(0.00)	(0.21)
Loan and Deposit Rate Margin (including Expenses)	(2)-(5)	9	0.12	0.02	0.09
Loan and Deposit Rate Margin	(2)-(6)	10	0.76	(0.03)	0.79

*1 Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
*2 Deposits include Negotiable Certificates of Deposit (“NCDs”).

(Reference) After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted		11	0.78	(0.04)	0.83
Loan and Deposit Rate Margin (including Expenses)	(11)-(5)	12	0.14	0.01	0.12
Loan and Deposit Rate Margin	(11)-(6)	13	0.78	(0.04)	0.82

			(%)
			Fiscal 2019		Fiscal 2018
Mizuho Trust & Banking				Change

Return on Interest-Earning Assets		14	0.47	(0.03)	0.51
Return on Loans and Bills Discounted *1		15	0.59	(0.01)	0.61
Return on Securities		16	1.38	(0.13)	1.52
Cost of Funding		17	0.09	0.00	0.08
Cost of Deposits *2		18	0.01	(0.00)	0.02

Net Interest Margin	(14)-(17)	19	0.38	(0.03)	0.42
Loan and Deposit Rate Margin	(15)-(18)	20	0.58	(0.01)	0.59

*1 Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
*2 Deposits include NCDs.

(Reference) After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted		21	0.61	(0.02)	0.64
Loan and Deposit Rate Margin	(21)-(18)	22	0.60	(0.02)	0.62

(Reference)			(%)
			Fiscal 2019		Fiscal 2018
Aggregate Figures for the 2 Banks				Change

Return on Loans and Bills Discounted *1		23	0.75	(0.03)	0.78
Cost of Deposits *2		24	0.00	(0.00)	0.00

Loan and Deposit Rate Margin	(23)-(24)	25	0.75	(0.03)	0.78

*1 Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
*2 Deposits include NCDs.

(Reference) After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted		26	0.77	(0.04)	0.81
Loan and Deposit Rate Margin	(26)-(24)	27	0.77	(0.03)	0.81

2-5

Mizuho Financial Group, Inc.

3. Use and Source of Funds

Non-Consolidated

Mizuho Bank

	(Millions of yen, %)
	Fiscal 2019				Fiscal 2018
			Change
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)

Use of Funds	155,653,684	1.05	3,675,568	(0.04)	151,978,115	1.10
Loans and Bills Discounted	77,097,703	1.44	2,667,952	(0.06)	74,429,750	1.51
Securities	28,255,948	0.91	(2,508,702)	(0.00)	30,764,651	0.91

Source of Funds	155,316,129	0.65	3,118,268	(0.02)	152,197,861	0.67
Deposits	119,877,778	0.37	5,421,449	(0.01)	114,456,329	0.39
NCDs	14,238,551	0.84	1,053,191	(0.13)	13,185,359	0.97

(Domestic Operations)

Use of Funds	107,729,598	0.43	1,835,526	(0.04)	105,894,071	0.47
Loans and Bills Discounted	48,949,371	0.75	1,864,314	(0.02)	47,085,056	0.78
Securities	17,599,601	0.42	(1,715,912)	(0.09)	19,315,514	0.51

Source of Funds	107,281,154	0.04	1,818,187	0.00	105,462,967	0.04
Deposits	93,082,592	0.00	3,589,693	(0.00)	89,492,898	0.00
NCDs	7,909,075	0.00	1,151,522	0.00	6,757,553	0.00

(International Operations)

Use of Funds	51,088,019	2.30	1,128,057	(0.06)	49,959,962	2.37
Loans and Bills Discounted	28,148,331	2.64	803,637	(0.12)	27,344,694	2.77
Securities	10,656,347	1.71	(792,790)	0.13	11,449,137	1.58

Source of Funds	51,198,908	1.88	588,096	(0.07)	50,610,811	1.96
Deposits	26,795,186	1.67	1,831,755	(0.11)	24,963,431	1.78
NCDs	6,329,475	1.88	(98,331)	(0.11)	6,427,806	1.99

2-6

Mizuho Financial Group, Inc.

Mizuho Trust & Banking (Banking Account)
	(Millions of yen, %)
	Fiscal 2019				Fiscal 2018
			Change
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)

Use of Funds	6,203,818	0.60	(93,915)	(0.07)	6,297,733	0.67
Loans and Bills Discounted	3,380,972	0.72	14,245	(0.06)	3,366,727	0.79
Securities	787,969	1.35	(110,103)	(0.18)	898,072	1.53

Source of Funds	6,622,855	0.20	(160,377)	(0.03)	6,783,233	0.24
Deposits	3,353,168	0.01	(114,014)	(0.01)	3,467,183	0.03
NCDs	541,402	0.00	127,256	(0.00)	414,145	0.01

(Domestic Operations)

Use of Funds	5,767,526	0.47	(16,523)	(0.03)	5,784,050	0.51
Loans and Bills Discounted	3,191,918	0.59	70,944	(0.01)	3,120,974	0.61
Securities	499,480	1.38	(70,874)	(0.13)	570,355	1.52

Source of Funds	6,176,693	0.09	(75,557)	0.00	6,252,251	0.08
Deposits	3,346,557	0.01	(106,868)	(0.00)	3,453,426	0.02
NCDs	541,402	0.00	127,256	(0.00)	414,145	0.01

(International Operations)

Use of Funds	494,142	1.94	(103,825)	(0.25)	597,968	2.20
Loans and Bills Discounted	189,053	2.93	(56,698)	(0.08)	245,752	3.01
Securities	288,488	1.28	(39,228)	(0.27)	327,716	1.55

Source of Funds	504,013	1.50	(111,254)	(0.25)	615,267	1.75
Deposits	6,610	1.25	(7,145)	(0.59)	13,756	1.84
NCDs	—	—	—	—	—	—

2-7

Mizuho Financial Group, Inc.

4. Net Gains/Losses on Securities

Consolidated

	(Millions of yen)
	Fiscal 2019		Fiscal 2018
		Change
Net Gains (Losses) related to Bonds	114,242	223,601	(109,359)
Gains on Sales and Others	224,833	152,151	72,682
Losses on Sales and Others	(103,320)	71,753	(175,074)
Impairment (Devaluation)	(2,185)	(926)	(1,259)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(5,084)	624	(5,708)

	Fiscal 2019		Fiscal 2018
		Change
Net Gains (Losses) related to Stocks	137,174	(137,689)	274,863
Gains on Sales	226,005	(125,044)	351,049
Losses on Sales	(72,258)	(26,410)	(45,847)
Impairment (Devaluation)	(41,691)	(35,896)	(5,795)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	25,118	49,661	(24,542)

Non-Consolidated Aggregate Figures for the 2 Banks

	(Millions of yen)
	Fiscal 2019		Fiscal 2018
		Change
Net Gains (Losses) related to Bonds	114,767	220,323	(105,556)
Gains on Sales and Others	226,174	149,619	76,554
Losses on Sales and Others	(104,136)	71,006	(175,143)
Impairment (Devaluation)	(2,185)	(926)	(1,259)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(5,084)	624	(5,708)

	Fiscal 2019		Fiscal 2018
		Change
Net Gains (Losses) related to Stocks	125,499	(50,665)	176,164
Gains on Sales	214,169	(40,631)	254,801
Losses on Sales	(70,725)	(24,769)	(45,956)
Impairment (Devaluation)	(40,980)	(33,212)	(7,767)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(2,082)	(1,712)	(370)
Gains (Losses) on Derivatives other than for Trading	25,118	49,661	(24,542)

2-8

Mizuho Financial Group, Inc.

Mizuho Bank

	(Millions of yen)
	Fiscal 2019		Fiscal 2018
		Change
Net Gains (Losses) related to Bonds	102,189	209,831	(107,641)
Gains on Sales and Others	202,254	133,752	68,501
Losses on Sales and Others	(92,978)	77,454	(170,433)
Impairment (Devaluation)	(2,185)	(926)	(1,259)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(4,900)	(448)	(4,451)

	Fiscal 2019		Fiscal 2018
		Change
Net Gains (Losses) related to Stocks	121,341	(34,435)	155,777
Gains on Sales	202,601	(22,958)	225,559
Losses on Sales	(62,550)	(22,792)	(39,757)
Impairment (Devaluation)	(38,528)	(31,206)	(7,321)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(2,082)	(1,712)	(370)
Gains (Losses) on Derivatives other than for Trading	21,901	44,234	(22,332)

Mizuho Trust & Banking

	(Millions of yen)
	Fiscal 2019		Fiscal 2018
		Change
Net Gains (Losses) related to Bonds	12,577	10,492	2,085
Gains on Sales and Others	23,919	15,867	8,052
Losses on Sales and Others	(11,157)	(6,447)	(4,710)
Impairment (Devaluation)	—	—	—
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(184)	1,072	(1,257)

	Fiscal 2019		Fiscal 2018
		Change
Net Gains (Losses) related to Stocks	4,157	(16,229)	20,387
Gains on Sales	11,568	(17,672)	29,241
Losses on Sales	(8,175)	(1,977)	(6,198)
Impairment (Devaluation)	(2,451)	(2,005)	(446)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	3,216	5,426	(2,210)

2-9

Mizuho Financial Group, Inc.

5. Unrealized Gains/Losses on Securities

•	Securities for which it is deemed to be extremely difficult to determine the fair value are excluded.

Consolidated

(1) Other Securities

	(Millions of yen)
	As of March 31, 2020				As of March 31, 2019
	Book Value (= Fair Value)	Unrealized Gains/Losses			Book Value (= Fair Value)	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
Other Securities	33,429,383	1,172,759	1,547,278	374,519	27,847,545	1,689,866	1,883,436	193,570
Japanese Stocks	2,338,429	1,066,360	1,167,903	101,543	3,143,560	1,723,661	1,774,459	50,797
Japanese Bonds	15,702,512	(54,100)	30,037	84,137	14,786,949	5,270	37,284	32,014
Japanese Government Bonds	12,601,934	(44,021)	6,540	50,562	11,896,134	5,921	8,755	2,834
Other	15,388,441	160,499	349,337	188,837	9,917,034	(39,065)	71,692	110,757
Foreign Bonds	12,702,213	200,954	246,097	45,142	7,418,321	23,694	35,306	11,611

*   In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks, ” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.

*   Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.

     Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.

*   The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the consolidated balance sheets and the acquisition costs.

*   Unrealized Gains/Losses include ¥(5,191) million and ¥38,000 million, which were recognized in the statement of income for March 31, 2020 and March 31, 2019, respectively, by applying the fair-value hedge method. As a result, the base amounts to be recorded directly to Net Assets after tax and consolidation adjustments as of March 31, 2020 and March 31, 2019 are ¥1,177,950 million and ¥1,651,865 million, respectively.

*   Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax and consolidation adjustments, excluding the amount recognized in the statement of income by applying the fair value hedge method, including translation differences regarding securities, the fair values of which are extremely difficult to determine) as of March 31, 2020 and March 31, 2019 are ¥823,085 million and ¥1,186,401 million, respectively.

(2) Bonds Held to Maturity

	(Millions of yen)
	As of March 31, 2020				As of March 31, 2019
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses
Bonds Held to Maturity	860,233	15,096	15,467	370	1,602,209	7,378	19,907	12,528

Non-Consolidated

(1) Other Securities

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of March 31, 2020				As of March 31, 2019
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
	(= Fair Value)		Gains	Losses	(= Fair Value)		Gains	Losses
Other Securities	32,816,718	1,098,369	1,474,980	376,610	27,416,537	1,617,290	1,813,859	196,568
Japanese Stocks	2,253,467	994,275	1,098,051	103,776	3,064,419	1,654,186	1,708,161	53,974
Japanese Bonds	15,675,573	(54,111)	30,026	84,137	14,764,299	5,258	37,271	32,012
Japanese Government Bonds	12,585,075	(44,028)	6,533	50,562	11,877,711	5,913	8,745	2,832
Other	14,887,678	158,205	346,902	188,696	9,587,819	(42,155)	68,426	110,581
Foreign Bonds	12,360,799	199,672	244,795	45,122	7,196,583	23,108	34,617	11,508

Mizuho Bank
Other Securities	31,904,667	1,034,870	1,396,801	361,930	26,622,049	1,521,244	1,707,856	186,612
Japanese Stocks	2,118,532	937,153	1,033,813	96,660	2,880,149	1,557,759	1,608,371	50,611
Japanese Bonds	15,413,226	(55,616)	28,480	84,097	14,500,458	4,637	36,525	31,887
Japanese Government Bonds	12,406,892	(44,931)	5,631	50,562	11,687,096	5,853	8,594	2,740
Other	14,372,909	153,334	334,506	181,172	9,241,441	(41,152)	62,959	104,112
Foreign Bonds	11,916,915	188,388	233,272	44,883	6,973,236	20,431	31,940	11,508

Mizuho Trust & Banking
Other Securities	912,050	63,499	78,179	14,680	794,488	96,046	106,002	9,956
Japanese Stocks	134,934	57,122	64,237	7,115	184,269	96,427	99,790	3,362
Japanese Bonds	262,347	1,505	1,545	40	263,840	621	745	124
Japanese Government Bonds	178,183	902	902	—	190,614	59	151	91
Other	514,768	4,871	12,395	7,524	346,377	(1,002)	5,466	6,469
Foreign Bonds	443,884	11,283	11,522	238	223,347	2,676	2,676	—

*	In addition to “Securities” on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the balance sheet date.
*

The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the balance sheets and the acquisition costs.

*

Unrealized Gains/Losses include ¥(5,191) million and ¥38,000 million, which were recognized in the statement of income (aggregate figures for the 2 banks) for March 31, 2020 and March 31, 2019, respectively, by applying the fair-value hedge method. As a result, the base amounts to be recorded directly to Net Assets after tax adjustment (aggregate figures for the 2 banks) as of March 31, 2020 and March 31, 2019 are ¥1,103,561million and ¥1,579,289 million, respectively.

*

Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax adjustment, excluding the amount recognized in the statement of income by applying the fair-value hedge method including translation differences regarding securities, the fair values of which are extremely difficult to determine) as of March 31, 2020 and March 31, 2019 are as follows:

	(Millions of yen)
	As of March 31, 2020	As of March 31, 2019
Aggregate Figures	786,221	1,147,453
Mizuho Bank	736,239	1,071,157
Mizuho Trust & Banking	49,981	76,295

2-10

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of March 31, 2020				As of March 31, 2019
		Unrealized Gains/Losses				Unrealized Gains/Losses
	Book Value		Gains	Losses	Book Value		Gains	Losses
Aggregate Figures	860,233	15,096	15,467	370	1,602,209	7,378	19,907	12,528
Mizuho Bank	860,233	15,096	15,467	370	1,602,209	7,378	19,907	12,528
Mizuho Trust & Banking	—	—	—	—	—	—	—	—
(3) Investment in Subsidiaries and Affiliates Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of March 31, 2020				As of March 31, 2019
		Unrealized Gains/Losses				Unrealized Gains/Losses
	Book Value		Gains	Losses	Book Value		Gains	Losses
Aggregate Figures	135,771	151,877	153,740	1,862	135,763	176,806	176,806	—
Mizuho Bank	135,771	151,877	153,740	1,862	135,763	176,806	176,806	—
Mizuho Trust & Banking	—	—	—	—	—	—	—	—

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge method. Unrealized Gains/Losses on Other Securities after excluding such Income/Loss (the “base amount”) are recorded directly to Net Assets after tax and other necessary adjustments. The base amount is as follows:

Consolidated

	(Millions of yen)
	As of March 31, 2020		As of March 31, 2019
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	1,177,950	(473,915)	1,651,865
Japanese Stocks	1,071,551	(616,099)	1,687,650
Japanese Bonds	(54,100)	(59,370)	5,270
Japanese Government Bonds	(44,021)	(49,942)	5,921
Other	160,499	201,554	(41,055)
Foreign Bonds	200,954	179,249	21,704

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of March 31, 2020		As of March 31, 2019
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	1,103,561	(475,728)	1,579,289
Japanese Stocks	999,466	(618,709)	1,618,175
Japanese Bonds	(54,111)	(59,370)	5,258
Japanese Government Bonds	(44,028)	(49,941)	5,913
Other	158,205	202,350	(44,145)
Foreign Bonds	199,672	178,553	21,118

2-11

Mizuho Financial Group, Inc.

6. Projected Redemption Amounts for Securities

•	The redemption schedule by term for Bonds Held to Maturity and Other Securities with maturities is as follows:

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	Maturity as of March 31, 2020				Change				Maturity as of March 31, 2019
	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years
Japanese Bonds	6,248.6	6,888.8	2,277.4	626.2	(2,569.0)	2,871.8	139.9	(202.1)	8,817.6	4,016.9	2,137.5	828.3
Japanese Government Bonds	5,851.4	5,389.5	1,662.1	45.0	(2,603.3)	2,691.4	137.7	(200.0)	8,454.7	2,698.1	1,524.4	245.0
Japanese Local Government Bonds	11.5	171.4	84.6	4.4	4.2	53.2	7.2	(0.3)	7.2	118.1	77.3	4.7
Japanese Corporate Bonds	385.7	1,327.8	530.7	576.8	30.0	127.1	(5.0)	(1.7)	355.7	1,200.7	535.7	578.5
Other	3,229.3	3,022.1	2,576.5	4,732.7	(480.6)	1,424.7	1,617.0	3,022.9	3,709.9	1,597.3	959.5	1,709.8

Mizuho Bank

Japanese Bonds	6,186.3	6,718.1	2,253.7	626.2	(2,486.0)	2,781.4	153.3	(202.1)	8,672.3	3,936.6	2,100.4	828.3
Japanese Government Bonds	5,798.3	5,269.5	1,662.1	45.0	(2,521.4)	2,606.4	157.7	(200.0)	8,319.7	2,663.1	1,504.4	245.0
Japanese Local Government Bonds	10.7	171.1	84.6	4.4	4.0	54.0	7.2	(0.3)	6.7	117.1	77.3	4.7
Japanese Corporate Bonds	377.2	1,277.4	507.0	576.8	31.3	121.0	(11.5)	(1.7)	345.8	1,156.4	518.6	578.5
Other	3,210.6	2,885.5	2,401.3	4,636.1	(498.2)	1,338.7	1,592.4	2,951.2	3,708.8	1,546.7	808.8	1,684.9

Mizuho Trust & Banking

Japanese Bonds	62.3	170.7	23.6	—	(82.9)	90.4	(13.4)	—	145.2	80.3	37.0	—
Japanese Government Bonds	53.1	120.0	—	—	(81.9)	85.0	(20.0)	—	135.0	35.0	20.0	—
Japanese Local Government Bonds	0.7	0.2	—	—	0.2	(0.7)	—	—	0.4	1.0	—	—
Japanese Corporate Bonds	8.4	50.4	23.6	—	(1.3)	6.1	6.5	—	9.8	44.2	17.0	—
Other	18.7	136.6	175.2	96.6	17.5	86.0	24.5	71.7	1.1	50.6	150.6	24.9

2-12

Mizuho Financial Group, Inc.

7. Overview of Derivative Transactions Qualifying for Hedge Accounting

Non-Consolidated

•	Notional Amounts of Interest Rate Swaps (qualifying for hedge accounting (deferred method)) by Remaining Contractual Term

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of March 31, 2020				Change				As of March 31, 2019
	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total
Receive Fixed / Pay Float	1,809.7	10,483.7	5,858.2	18,151.7	(1,483.1)	795.6	(3,555.4)	(4,242.9)	3,292.9	9,688.1	9,413.6	22,394.7
Receive Float / Pay Fixed	420.1	2,584.7	3,135.7	6,140.6	189.5	336.7	(1,955.4)	(1,429.1)	230.5	2,247.9	5,091.2	7,569.7
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—
Total	2,229.8	13,068.5	8,994.0	24,292.3	(1,293.6)	1,132.3	(5,510.8)	(5,672.1)	3,523.4	11,936.1	14,504.9	29,964.5

Mizuho Bank

Receive Fixed / Pay Float	1,809.7	10,483.7	5,858.2	18,151.7	(1,483.1)	795.6	(3,555.4)	(4,242.9)	3,292.9	9,688.1	9,413.6	22,394.7
Receive Float / Pay Fixed	400.1	2,454.7	2,712.9	5,567.7	169.5	296.7	(2,233.3)	(1,766.9)	230.5	2,157.9	4,946.2	7,334.7
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—
Total	2,209.8	12,938.5	8,571.1	23,719.5	(1,313.6)	1,092.3	(5,788.7)	(6,009.9)	3,523.4	11,846.1	14,359.9	29,729.5

Mizuho Trust & Banking

Receive Fixed / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Float / Pay Fixed	20.0	130.0	422.8	572.8	20.0	40.0	277.8	337.8	—	90.0	145.0	235.0
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—
Total	20.0	130.0	422.8	572.8	20.0	40.0	277.8	337.8	—	90.0	145.0	235.0

(Reference)

Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting

	(Billions of yen)
	As of March 31, 2020			Change			As of March 31, 2019
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses		Gains	Losses
Aggregate Figures	1,396.6	1,299.1	97.4	464.5	325.6	138.8	932.1	973.5	(41.3)
Mizuho Bank	1,321.4	1,217.3	104.1	473.4	330.2	143.1	848.0	887.1	(39.0)
Mizuho Trust & Banking	75.1	81.8	(6.6)	(8.8)	(4.5)	(4.3)	84.0	86.3	(2.3)

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes and others.

2-13

Mizuho Financial Group, Inc.

8. Employee Retirement Benefits

Non-Consolidated

Retirement Benefit Obligations

Aggregate Figures for the 2 Banks

		(Millions of yen)
		Fiscal 2019	Change	Fiscal 2018
Retirement Benefit Obligations	(A)	1,220,755	(25,113)	1,245,869
Discount Rate (%)		(0.00)~0.62		0.00~0.70

Total Fair Value of Plan Assets	(B)	1,997,428	(160,525)	2,157,954
Unrecognized Actuarial Differences	(C)	(154,639)	219,803	(374,443)
Prepaid Pension Cost	(B)+(C)-(A)	622,033	84,391	537,641

Mizuho Bank

Retirement Benefit Obligations	(A)	1,072,553	(23,859)	1,096,412
Discount Rate (%)		(0.00)~0.62		0.00~0.70

Total Fair Value of Plan Assets	(B)	1,756,585	(166,223)	1,922,809
Unrecognized Actuarial Differences	(C)	(127,758)	216,762	(344,521)
Prepaid Pension Cost	(B)+(C)-(A)	556,273	74,397	481,875

Mizuho Trust & Banking

Retirement Benefit Obligations	(A)	148,201	(1,254)	149,456
Discount Rate (%)		(0.00)~0.62		0.00~0.70

Total Fair Value of Plan Assets	(B)	240,842	5,697	235,145
Unrecognized Actuarial Differences	(C)	(26,881)	3,040	(29,922)
Prepaid Pension Cost	(B)+(C)-(A)	65,759	9,993	55,766

2-14

Mizuho Financial Group, Inc.

Income (Expenses) related to Employee Retirement Benefits

Aggregate Figures for the 2 Banks

	(Millions of yen)
	Fiscal 2019	Change	Fiscal 2018
Service Cost	(29,505)	(1,174)	(28,331)
Interest Cost	(3,128)	1,076	(4,205)
Expected Return on Plan Assets	34,726	1,824	32,901
Accumulation (Amortization) of Unrecognized Actuarial Differences	61,590	30,428	31,162
Accumulation (Amortization) of Unrecognized Prior Service Cost	(2,301)	(2,301)	—
Gains on Cancellation of Employee Retirement Benefit Trust	—	(7,841)	7,841
Other	(5,682)	(3,443)	(2,238)

Total	55,698	18,567	37,131

Note: Gains on Cancellation of Employee Retirement Benefit Trust is recorded to Extraordinary Gains.

Mizuho Bank

	(Millions of yen)
	Fiscal 2019	Change	Fiscal 2018
Service Cost	(25,010)	(903)	(24,107)
Interest Cost	(2,749)	951	(3,701)
Expected Return on Plan Assets	31,105	1,686	29,419
Accumulation (Amortization) of Unrecognized Actuarial Differences	57,322	26,781	30,541
Accumulation (Amortization) of Unrecognized Prior Service Cost	(2,013)	(2,013)	—
Gains on Cancellation of Employee Retirement Benefit Trust	—	(7,841)	7,841
Other	(4,973)	(2,979)	(1,993)

Total	53,680	15,680	37,999

Note: Gains on Cancellation of Employee Retirement Benefit Trust is recorded to Extraordinary Gains.

Mizuho Trust & Banking

	(Millions of yen)
	Fiscal 2019	Change	Fiscal 2018
Service Cost	(4,495)	(271)	(4,224)
Interest Cost	(379)	124	(503)
Expected Return on Plan Assets	3,620	137	3,482
Accumulation (Amortization) of Unrecognized Actuarial Differences	4,268	3,646	621
Accumulation (Amortization) of Unrecognized Prior Service Cost	(287)	(287)	—
Other	(709)	(464)	(244)

Total	2,018	2,886	(868)

2-15

Mizuho Financial Group, Inc.

Consolidated

Retirement Benefit Obligations

		(Millions of yen)
		As of March 31, 2020	Change	As of March 31, 2019
Retirement Benefit Obligations	(A)	1,440,341	(21,896)	1,462,237
Fair Value of Plan Assets	(B)	2,225,010	(159,158)	2,384,168
Unrecognized Actuarial Differences	(C)	(138,808)	227,368	(366,177)
Net Defined Benefit Asset	(D)	846,782	(136,021)	982,804
Net Defined Benefit Liability	(A)-(B)+(D)	62,113	1,240	60,873
Income (Expenses) related to Employee Retirement Benefits
		(Millions of yen)
		Fiscal 2019	Change	Fiscal 2018
Service Cost		(43,697)	(1,645)	(42,051)
Interest Cost		(4,013)	1,217	(5,231)
Expected Return on Plan Assets		39,117	2,036	37,080
Accumulation (Amortization) of Unrecognized Actuarial Differences		60,477	30,440	30,036
Accumulation (Amortization) of Unrecognized Prior Service Cost		(2,803)	(2,734)	(69)
Gains on Cancellation of Employee Retirement Benefit Trust		—	(7,841)	7,841
Other		(11,953)	(5,673)	(6,279)

Total		37,126	15,799	21,327

Notes:	(1)	Gains on Cancellation of Employee Retirement Benefit Trust is recorded to Extraordinary Gains.

	(2)	Parts of Income (Expenses) related to Employee Retirement Benefits which have been included in Other are included in Accumulation (Amortization) of Unrecognized Prior Service Cost.

2-16

Mizuho Financial Group, Inc.

9. Capital Ratio

Mizuho Financial Group

International Standard

	Consolidated		(%, Billions of yen)
	As of March 31, 2020 (Preliminary)	Change	As of March 31, 2019
(1) Total Capital Ratio	17.25	(1.60)	18.85
(2) Tier 1 Capital Ratio	14.52	(1.42)	15.94
(3) Common Equity Tier 1 Capital Ratio	11.65	(1.11)	12.76
(4) Total Capital	10,722.2	(195.2)	10,917.5
(5) Tier 1 Capital	9,024.4	(207.7)	9,232.1
(6) Common Equity Tier 1 Capital	7,244.7	(145.2)	7,390.0
(7) Risk weighted Assets	62,141.2	4,241.6	57,899.5
(8) Total Required Capital (7) X8%	4,971.2	339.3	4,631.9

Mizuho Bank International Standard

	Consolidated			Non-Consolidated
	As of March 31, 2020 (Preliminary)	Change	As of March 31, 2019	As of March 31, 2020 (Preliminary)
(1) Total Capital Ratio	17.29	(1.73)	19.02	17.75
(2) Tier 1 Capital Ratio	14.50	(1.56)	16.06	14.80
(3) Common Equity Tier 1 Capital Ratio	11.39	(1.21)	12.60	11.47
(4) Total Capital	9,864.6	(233.3)	10,098.0	9,481.9
(5) Tier 1 Capital	8,274.7	(252.6)	8,527.3	7,905.0
(6) Common Equity Tier 1 Capital	6,501.3	(188.3)	6,689.7	6,130.3
(7) Risk weighted Assets	57,040.2	3,966.6	53,073.6	53,404.4
(8) Total Required Capital (7) X8%	4,563.2	317.3	4,245.8	4,272.3

Mizuho Trust & Banking International Standard

	Consolidated			Non-Consolidated
	As of March 31, 2020 (Preliminary)	Change	As of March 31, 2019	As of March 31, 2020 (Preliminary)
(1) Total Capital Ratio	23.74	(0.13)	23.87	23.18
(2) Tier 1 Capital Ratio	23.66	(0.04)	23.70	23.10
(3) Common Equity Tier 1 Capital Ratio	23.64	(0.03)	23.67	23.10
(4) Total Capital	490.8	(13.7)	504.6	476.8
(5) Tier 1 Capital	489.2	(11.7)	500.9	475.2
(6) Common Equity Tier 1 Capital	488.7	(11.6)	500.4	475.2
(7) Risk weighted Assets	2,067.3	(46.1)	2,113.4	2,056.8
(8) Total Required Capital (7) X8%	165.3	(3.6)	169.0	164.5

2-17

Mizuho Financial Group, Inc.

II. REVIEW OF CREDITS

1. Status of Non-Accrual, Past Due & Restructured Loans

•	The figures below are presented net of partial direct write-offs.

•	Treatment of accrued interest is based on the results of the self-assessment of assets.

(All loans to obligors classified in the self-assessment of assets as Bankrupt Obligors, Substantially Bankrupt Obligors, and Intensive Control Obligors are categorized as non-accrual loans.)

Consolidated

	(Millions of yen, %)
	As of March 31, 2020				As of March 31, 2019
		%	Change	%		%
Loans to Bankrupt Obligors	15,938	0.01	4,545	0.00	11,393	0.01
Non-Accrual Delinquent Loans	401,016	0.48	21,791	(0.00)	379,225	0.48
Loans Past Due for 3 Months or More	1,468	0.00	1,032	0.00	436	0.00
Restructured Loans	256,429	0.30	61,062	0.05	195,366	0.24

Total	674,853	0.80	88,431	0.06	586,422	0.74

Total Loans	83,468,185	100.00	5,011,250		78,456,935	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	79,826		(7,587)		87,413

Trust Account
	As of March 31, 2020				As of March 31, 2019
		%	Change	%		%
Loans to Bankrupt Obligors	—	—	—	—	—	—
Non-Accrual Delinquent Loans	—	—	(2,770)	(28.15)	2,770	28.15
Loans Past Due for 3 Months or More	—	—	—	—	—	—
Restructured Loans	—	—	—	—	—	—

Total	—	—	(2,770)	(28.15)	2,770	28.15

Total Loans	8,773	100.00	(1,066)		9,840	100.00

Consolidated + Trust Account
	As of March 31, 2020				As of March 31, 2019
		%	Change	%		%
Loans to Bankrupt Obligors	15,938	0.01	4,545	0.00	11,393	0.01
Non-Accrual Delinquent Loans	401,016	0.48	19,020	(0.00)	381,995	0.48
Loans Past Due for 3 Months or More	1,468	0.00	1,032	0.00	436	0.00
Restructured Loans	256,429	0.30	61,062	0.05	195,366	0.24

Total	674,853	0.80	85,661	0.05	589,192	0.75

Total Loans	83,476,958	100.00	5,010,183		78,466,775	100.00

Trust account represents trust accounts that guarantee principals in the agreement.

2-18

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

(Banking Account + Trust Account)

	(Millions of yen, %)
	As of March 31, 2020				As of March 31, 2019
		%	Change	%		%
Loans to Bankrupt Obligors	14,786	0.01	4,479	0.00	10,306	0.01
Non-Accrual Delinquent Loans	383,705	0.45	34,236	0.01	349,469	0.44
Loans Past Due for 3 Months or More	1,468	0.00	1,032	0.00	436	0.00
Restructured Loans	222,011	0.26	62,648	0.06	159,363	0.20

Total	621,972	0.73	102,396	0.08	519,575	0.65

Total Loans	84,247,518	100.00	4,835,141		79,412,377	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	74,578		(7,217)		81,795

Mizuho Bank

Loans to Bankrupt Obligors	14,786	0.01	4,492	0.00	10,293	0.01
Non-Accrual Delinquent Loans	379,472	0.46	36,311	0.01	343,161	0.45
Loans Past Due for 3 Months or More	1,468	0.00	1,032	0.00	436	0.00
Restructured Loans	220,871	0.27	62,743	0.06	158,127	0.20

Total	616,599	0.76	104,580	0.08	512,019	0.67

Total Loans	80,871,269	100.00	4,823,905		76,047,363	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	74,362		(6,921)		81,284

Mizuho Trust & Banking (Banking Account)

Loans to Bankrupt Obligors	—	—	(13)	(0.00)	13	0.00
Non-Accrual Delinquent Loans	4,232	0.12	695	0.02	3,537	0.10
Loans Past Due for 3 Months or More	—	—	—	—	—	—
Restructured Loans	1,140	0.03	(94)	(0.00)	1,235	0.03

Total	5,373	0.15	587	0.01	4,785	0.14

Total Loans	3,367,475	100.00	12,302		3,355,173	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	215		(296)		511

(Trust Account)

Loans to Bankrupt Obligors	—	—	—	—	—	—
Non-Accrual Delinquent Loans	—	—	(2,770)	(28.15)	2,770	28.15
Loans Past Due for 3 Months or More	—	—	—	—	—	—
Restructured Loans	—	—	—	—	—	—

Total	—	—	(2,770)	(28.15)	2,770	28.15

Total Loans	8,773	100.00	(1,066)		9,840	100.00

Trust account represents trust accounts that guarantee principals in the agreement.

2-19

Mizuho Financial Group, Inc.

2. Status of Reserves for Possible Losses on Loans

Consolidated

	(Millions of yen)
	As of March 31, 2020	Change	As of March 31, 2019
Reserves for Possible Losses on Loans	424,446	136,630	287,815
General Reserve for Possible Losses on Loans	239,035	103,013	136,022
Specific Reserve for Possible Losses on Loans	185,410	33,622	151,787
Reserve for Possible Losses on Loans to Restructuring Countries	—	(5)	5

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	89,216	(3,052)	92,269

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of March 31, 2020	Change	As of March 31, 2019
Reserves for Possible Losses on Loans	388,818	144,417	244,401
General Reserve for Possible Losses on Loans	216,597	106,229	110,367
Specific Reserve for Possible Losses on Loans	172,221	38,192	134,028
Reserve for Possible Losses on Loans to Restructuring Countries	—	(5)	5

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	83,523	(2,727)	86,250

Mizuho Bank

Reserves for Possible Losses on Loans	385,129	143,053	242,076
General Reserve for Possible Losses on Loans	214,064	105,579	108,485
Specific Reserve for Possible Losses on Loans	171,064	37,478	133,585
Reserve for Possible Losses on Loans to Restructuring Countries	—	(5)	5

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	83,308	(2,430)	85,739

Mizuho Trust & Banking

Reserves for Possible Losses on Loans	3,689	1,364	2,324
General Reserve for Possible Losses on Loans	2,532	649	1,882
Specific Reserve for Possible Losses on Loans	1,156	714	442
Reserve for Possible Losses on Loans to Restructuring Countries	—	—	—

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	215	(296)	511

Reserve for Possible Losses on Entrusted Loans (¥27 million and ¥30 million for March 31, 2020 and March 31, 2019, respectively) is not included in the above figures for Trust Account.

2-20

Mizuho Financial Group, Inc.

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans

Consolidated

	(%)
	As of March 31, 2020	Change	As of March 31, 2019
Mizuho Financial Group	62.89	13.81	49.07
Above figures are presented net of partial direct write-offs.

Non-Consolidated
	(%)
	As of March 31, 2020	Change	As of March 31, 2019
Total	62.51	15.22	47.29
Mizuho Bank	62.46	15.18	47.27
Mizuho Trust & Banking (Banking Account)	68.65	20.07	48.58

Above figures are presented net of partial direct write-offs.

2-21

Mizuho Financial Group, Inc.

4. Status of Non Performing Loans based on the Financial Reconstruction Act (“FRA”)

Consolidated

	(Millions of yen)
	As of March 31, 2020	Change	As of March 31, 2019
Claims against Bankrupt and Substantially Bankrupt Obligors	59,212	(578)	59,790
Claims with Collection Risk	383,734	24,893	358,841
Claims for Special Attention	257,898	62,094	195,803
Sub-total[1]	700,845	86,409	614,435
Normal Claims	92,661,291	5,489,767	87,171,524

Total[2]	93,362,137	5,576,176	87,785,960

	(%)
NPL ratio[1]/[2]	0.75	0.05	0.69

Above figures are presented net of partial direct write-offs.

Trust Account

	(Millions of yen)
	As of March 31, 2020	Change	As of March 31, 2019
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	—	(2,770)	2,770
Claims for Special Attention	—	—	—
Sub-total[3]	—	(2,770)	2,770
Normal Claims	8,773	1,703	7,069

Total[4]	8,773	(1,066)	9,840

	(%)
NPL ratio[3]/[4]	—	(28.15)	28.15

Consolidated + Trust Account

	(Millions of yen)
	As of March 31, 2020	Change	As of March 31, 2019
Claims against Bankrupt and Substantially Bankrupt Obligors	59,212	(578)	59,790
Claims with Collection Risk	383,734	22,122	361,612
Claims for Special Attention	257,898	62,094	195,803
Sub-total[5]	700,845	83,639	617,206
Normal Claims	92,670,065	5,491,470	87,178,594

Total[6]	93,370,910	5,575,110	87,795,800

	(%)
NPL ratio[5]/[6]	0.75	0.04	0.70

Trust account represents trust accounts that guarantee principals in the agreement.

2-22

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Millions of yen)
	As of March 31, 2020	Change	As of March 31, 2019
Claims against Bankrupt and Substantially Bankrupt Obligors	51,042	(1,924)	52,966
Claims with Collection Risk	386,532	38,840	347,692
Claims for Special Attention	223,480	63,681	159,799
Sub-total[1]	661,055	100,597	560,458
Normal Claims	93,890,914	4,654,107	89,236,806

Total[2]	94,551,969	4,754,705	89,797,264

	(%)
NPL ratio[1]/[2]	0.69	0.07	0.62

Above figures are presented net of partial direct write-offs.

Mizuho Bank

	(Millions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	50,602	(1,882)	52,485
Claims with Collection Risk	382,739	40,886	341,852
Claims for Special Attention	222,340	63,776	158,563
Sub-total[3]	655,682	102,780	552,902
Normal Claims	90,503,034	4,643,603	85,859,431

Total[4]	91,158,717	4,746,383	86,412,333

	(%)
NPL ratio[3]/[4]	0.71	0.07	0.63

Above figures are presented net of partial direct write-offs.

Mizuho Trust & Banking
(Banking Account)

	(Millions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	439	(41)	481
Claims with Collection Risk	3,793	723	3,069
Claims for Special Attention	1,140	(94)	1,235
Sub-total[5]	5,373	587	4,785
Normal Claims	3,379,106	8,800	3,370,305

Total[6]	3,384,479	9,388	3,375,091

	(%)
NPL ratio[5]/[6]	0.15	0.01	0.14

Above figures are presented net of partial direct write-offs.

(Trust Account)

	(Millions of yen)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	—	(2,770)	2,770
Claims for Special Attention	—	—	—
Sub-total[7]	—	(2,770)	2,770
Normal Claims	8,773	1,703	7,069

Total[8]	8,773	(1,066)	9,840

	(%)
NPL ratio[7]/[8]	—	(28.15)	28.15

Trust account represents trust accounts that guarantee principals in the agreement.

2-23

Mizuho Financial Group, Inc.

5. Coverage on Non Performing Loans based on the FRA

Non-Consolidated

(1) Non Performing Loans based on the FRA and Coverage Amount

	(Billions of yen)
	As of March 31, 2020	Change	As of March 31, 2019

Aggregate Figures for the 2 Banks (Banking Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	51.0	(1.9)	52.9
Collateral, Guarantees, and equivalent	45.2	(0.8)	46.0
Reserve for Possible Losses	5.7	(1.1)	6.8
Claims with Collection Risk	386.5	41.6	344.9
Collateral, Guarantees, and equivalent	149.5	20.4	129.1
Reserve for Possible Losses	167.8	39.2	128.6
Claims for Special Attention	223.4	63.6	159.7
Collateral, Guarantees, and equivalent	68.2	13.8	54.3
Reserve for Possible Losses	36.5	15.9	20.6
Total	661.0	103.3	557.6
Collateral, Guarantees, and equivalent	263.1	33.4	229.6
Reserve for Possible Losses	210.2	54.0	156.1

Mizuho Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	50.6	(1.8)	52.4
Collateral, Guarantees, and equivalent	44.8	(0.7)	45.6
Reserve for Possible Losses	5.7	(1.1)	6.8
Claims with Collection Risk	382.7	40.8	341.8
Collateral, Guarantees, and equivalent	147.6	20.8	126.8
Reserve for Possible Losses	166.7	38.5	128.1
Claims for Special Attention	222.3	63.7	158.5
Collateral, Guarantees, and equivalent	68.2	13.9	54.2
Reserve for Possible Losses	36.3	15.9	20.4
Total	655.6	102.7	552.9
Collateral, Guarantees, and equivalent	260.7	34.0	226.6
Reserve for Possible Losses	208.8	53.3	155.5

Mizuho Trust & Banking (Banking Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	0.4	(0.0)	0.4
Collateral, Guarantees, and equivalent	0.4	(0.0)	0.4
Reserve for Possible Losses	—	—	—
Claims with Collection Risk	3.7	0.7	3.0
Collateral, Guarantees, and equivalent	1.9	(0.3)	2.3
Reserve for Possible Losses	1.1	0.7	0.4
Claims for Special Attention	1.1	(0.0)	1.2
Collateral, Guarantees, and equivalent	0.0	(0.1)	0.1
Reserve for Possible Losses	0.2	0.0	0.2
Total	5.3	0.5	4.7
Collateral, Guarantees, and equivalent	2.3	(0.5)	2.9
Reserve for Possible Losses	1.3	0.7	0.6

Reference: Trust Account

Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Claims with Collection Risk	—	(2.7)	2.7
Collateral, Guarantees, and equivalent	—	(2.7)	2.7
Claims for Special Attention	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Total	—	(2.7)	2.7
Collateral, Guarantees, and equivalent	—	(2.7)	2.7

Trust account represents trust accounts that guarantee principals in the agreement.

2-24

Mizuho Financial Group, Inc.

(2) Coverage Ratio

	(Billions of yen)
	As of March 31, 2020	Change	As of March 31, 2019

Aggregate Figures for the 2 Banks (Banking Account)

Coverage Amount	473.3	87.4	385.8
Reserves for Possible Losses on Loans	210.2	54.0	156.1
Collateral, Guarantees, and equivalent	263.1	33.4	229.6

	(%)
Coverage Ratio	71.6	2.3	69.3
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	82.1	7.3	74.7
Claims for Special Attention	46.9	(0.0)	46.9
Claims against Special Attention Obligors	50.7	0.2	50.5

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	70.8	11.2	59.6
Claims for Special Attention	23.5	3.9	19.6
Claims against Special Attention Obligors	23.3	2.8	20.5

Reference: Reserve Ratio

	(%)
Claims against Special Attention Obligors	15.01	2.25	12.75
Claims against Watch Obligors excluding Special Attention Obligors	4.91	2.45	2.46
Claims against Normal Obligors	0.09	0.04	0.05

Mizuho Bank

	(Billions of yen)
Coverage Amount	469.5	87.3	382.2
Reserves for Possible Losses on Loans	208.8	53.3	155.5
Collateral, Guarantees, and equivalent	260.7	34.0	226.6

	(%)
Coverage Ratio	71.6	2.4	69.1
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	82.1	7.5	74.6
Claims for Special Attention	47.0	(0.0)	47.1
Claims against Special Attention Obligors	50.8	0.2	50.6

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	70.9	11.2	59.6
Claims for Special Attention	23.5	3.9	19.6
Claims against Special Attention Obligors	23.3	2.8	20.5

Reference: Reserve Ratio

	(%)
Claims against Special Attention Obligors	14.99	2.24	12.74
Claims against Watch Obligors excluding Special Attention Obligors	4.95	2.48	2.47
Claims against Normal Obligors	0.09	0.04	0.05

2-25

Mizuho Financial Group, Inc.

Mizuho Trust & Banking (Banking Account)

	(Billions of yen)
	As of March 31, 2020	Change	As of March 31, 2019

Coverage Amount	3.7	0.1	3.5
Reserves for Possible Losses on Loans	1.3	0.7	0.6
Collateral, Guarantees, and equivalent	2.3	(0.5)	2.9

	(%)
Coverage Ratio	69.7	(5.2)	75.0
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	80.6	(8.9)	89.5
Claims for Special Attention	22.1	(7.0)	29.2
Claims against Special Attention Obligors	22.1	(19.2)	41.3

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	60.8	2.9	57.9
Claims for Special Attention	20.2	0.8	19.4
Claims against Special Attention Obligors	20.2	0.8	19.4

Reference: Reserve Ratio

	(%)
Claims against Special Attention Obligors	19.79	5.64	14.15
Claims against Watch Obligors excluding Special Attention Obligors	1.47	0.36	1.11
Claims against Normal Obligors	0.05	0.01	0.04

2-26

Mizuho Financial Group, Inc.

6. Overview of Non-Performing Loans (“NPLs”)

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account)

(Billions of yen)

Notes: 1.	Claims for Special Attention is denoted on an individual loans basis. Claims against Special Attention Obligors includes all claims, not limited to Claims for Special Attention.

2.	The difference between total Non-Accrual, Past Due & Restructured Loans and total Non Performing Loans based on the FRA represents the amount of claims other than loans included in Non Performing Loans based on the FRA.

2-27

Mizuho Financial Group, Inc.

7. Results of Removal of NPLs from the Balance Sheet

Non-Consolidated

(1) Outstanding Balance of Claims against Bankrupt and Substantially Bankrupt Obligors and Claims with Collection Risk (under the FRA)

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	Fiscal 2016	Fiscal 2017	Fiscal 2018	Fiscal 2019
	As of March 31, 2017	As of March 31, 2018	As of March 31, 2019	As of March 31, 2020
				MHBK	MHTB*	Aggregate Figures for the 2 Banks	Change from March 31, 2019
Claims against Bankrupt and Substantially Bankrupt Obligors	82.7	64.1	27.7	23.9	0.2	24.2	(3.5)
Claims with Collection Risk	390.0	218.1	153.8	121.2	1.4	122.7	(31.1)
Amount Categorized as above up to Fiscal 2016	472.8	282.3	181.6	145.2	1.7	146.9	(34.6)
of which the amount which was in the process of being removed from the balance sheet	72.7	34.9	16.8	18.1	0.2	18.4	1.5
Claims against Bankrupt and Substantially Bankrupt Obligors		12.4	5.9	2.3	0.0	2.3	(3.5)
Claims with Collection Risk		66.1	33.9	16.8	0.1	16.9	(16.9)
Amount Newly Categorized as above during Fiscal 2017		78.5	39.8	19.1	0.1	19.3	(20.5)
of which the amount which was in the process of being removed from the balance sheet		12.2	5.7	2.1	0.0	2.1	(3.5)
Claims against Bankrupt and Substantially Bankrupt Obligors			19.3	11.4	0.1	11.5	(7.7)
Claims with Collection Risk			159.8	74.6	0.2	74.8	(84.9)
Amount Newly Categorized as above during Fiscal 2018			179.1	86.1	0.3	86.4	(92.7)
of which the amount which was in the process of being removed from the balance sheet			18.2	11.7	0.1	11.8	(6.3)
Claims against Bankrupt and Substantially Bankrupt Obligors				12.8	0.0	12.8	12.8
Claims with Collection Risk				169.9	1.9	171.8	171.8
Amount Newly Categorized as above during Fiscal 2019				182.8	1.9	184.7	184.7
of which the amount which was in the process of being removed from the balance sheet				11.9	0.0	12.0	12.0
Claims against Bankrupt and Substantially Bankrupt Obligors	82.7	76.6	52.9	50.6	0.4	51.0	(1.9)
Claims with Collection Risk	390.0	284.2	347.6	382.7	3.7	386.5	38.8
Total	472.8	360.9	400.6	433.3	4.2	437.5	36.9
of which the amount which was in the process of being removed from the balance sheet	72.7	47.2	40.8	44.0	0.4	44.5	3.7

* Trust account represents trust accounts that guarantee principals in the agreement.
*	denotes newly categorized amounts.

(2) Breakdown of Reasons for Removal of NPLs from the Balance Sheet in Fiscal 2019

	(Billions of yen)
	Aggregate Figures for the 2 Banks (Banking Account + Trust Account)	MHBK	MHTB (Banking Account + Trust Account)
Liquidation	(7.5)	(7.5)	—
Restructuring	(11.4)	(11.4)	—
Improvement in Business Performance due to Restructuring	(0.0)	—	(0.0)
Loan Sales	(35.2)	(35.2)	—
Direct Write-off	12.5	12.8	(0.2)
Other	(106.1)	(102.3)	(3.7)
Debt recovery	(91.0)	(90.7)	(0.2)
Improvement in Business Performance	(15.0)	(11.5)	(3.5)

Total	(147.8)	(143.7)	(4.0)

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Mizuho Financial Group, Inc.

8. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2020				As of March 31, 2019
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Domestic Total (excluding Loans Booked Offshore)	58,947.6	511.4	1,513.0	78.4	57,434.6	433.0
Manufacturing	9,638.9	140.5	201.2	45.3	9,437.6	95.1
Agriculture & Forestry	54.7	0.8	7.2	0.6	47.4	0.2
Fishery	3.3	0.3	1.1	0.3	2.1	—
Mining, Quarrying Industry & Gravel Extraction Industry	226.9	0.2	(20.1)	0.1	247.1	0.1
Construction	725.4	8.0	58.2	3.1	667.1	4.9
Utilities	2,835.9	11.5	34.3	9.9	2,801.5	1.5
Communication	1,436.9	11.5	153.8	(4.0)	1,283.0	15.5
Transportation & Postal Industry	2,360.1	9.3	(10.6)	(0.9)	2,370.7	10.3
Wholesale & Retail	4,930.0	132.9	58.1	25.5	4,871.8	107.4
Finance & Insurance	8,220.3	10.3	236.9	(0.3)	7,983.4	10.7
Real Estate	8,740.2	36.4	579.7	7.2	8,160.4	29.2
Commodity Lease	2,884.9	1.6	712.4	(0.1)	2,172.5	1.8
Service Industries	3,107.8	70.0	235.6	4.4	2,872.1	65.6
Local Governments	760.3	—	(40.1)	(2.7)	800.4	2.7
Governments	1,443.5	—	(120.8)	—	1,564.4	—
Other	11,578.0	77.5	(574.3)	(10.0)	12,152.4	87.5
Overseas Total (including Loans Booked Offshore)	25,925.5	110.4	3,299.3	23.9	22,626.2	86.5
Governments	342.2	—	(3.8)	—	346.0	—
Financial Institutions	9,170.5	—	1,242.8	—	7,927.7	—
Other	16,412.7	110.4	2,060.3	23.9	14,352.4	86.5

Total	84,873.2	621.9	4,812.3	102.3	80,060.9	519.5

*	Loans to Finance & Insurance sector includes loans to MHFG as follows:

As of March 31, 2020:	¥860.0billion (from MHBK)
As of March 31, 2019:	¥945.5 billion (from MHBK)
*

Amounts of Outstanding Balances are the aggregate figures for banking and trust accounts, and amounts of Non-Accrual, Past Due & Restructured Loans are the aggregate figures for banking and trust accounts with contracts indemnifying the principal amounts.

*	A reclassification of Industry type has been made on the above table as of March 31, 2019 for consistency with current figures.

2-29

Mizuho Financial Group, Inc.

	(Billions of yen)
	As of March 31, 2020				As of March 31, 2019
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Mizuho Bank
Domestic Total (excluding Loans Booked Offshore)	54,946.8	506.1	1,524.0	80.6	53,422.7	425.4
Manufacturing	9,173.7	138.2	221.7	44.0	8,952.0	94.1
Agriculture & Forestry	54.6	0.8	7.1	0.6	47.4	0.2
Fishery	3.3	0.3	1.1	0.3	2.1	—
Mining, Quarrying Industry & Gravel Extraction Industry	224.7	0.2	(20.1)	0.1	244.9	0.1
Construction	689.3	7.9	59.8	3.1	629.5	4.7
Utilities	2,564.8	11.5	41.6	9.9	2,523.2	1.5
Communication	1,306.8	11.2	142.5	(4.3)	1,164.2	15.5
Transportation & Postal Industry	2,161.6	9.3	4.4	(0.9)	2,157.2	10.3
Wholesale & Retail	4,782.3	132.9	83.8	25.9	4,698.4	106.9
Finance & Insurance	7,700.9	10.3	178.8	(0.3)	7,522.1	10.7
Real Estate	7,450.1	36.0	462.7	7.2	6,987.3	28.7
Commodity Lease	2,667.8	1.6	728.9	(0.1)	1,938.9	1.8
Service Industries	3,051.9	70.0	236.8	4.5	2,815.0	65.5
Local Governments	753.2	—	(38.3)	—	791.6	—
Governments	1,338.0	—	(126.3)	—	1,464.3	—
Other	11,023.0	75.2	(460.8)	(9.5)	11,483.9	84.8
Overseas Total (including Loans Booked Offshore)	25,924.4	110.4	3,299.8	23.9	22,624.6	86.5
Governments	342.2	—	(3.8)	—	346.0	—
Financial Institutions	9,170.5	—	1,242.8	—	7,927.7	—
Other	16,411.6	110.4	2,060.8	23.9	14,350.8	86.5

Total	80,871.2	616.5	4,823.9	104.5	76,047.3	512.0

* A reclassification of Industry type has been made on the above table as of March 31, 2019 for consistency with current figures.

Mizuho Trust & Banking (Banking Account + Trust Account)
Domestic Total (excluding Loans Booked Offshore)	4,000.8	5.3	(11.0)	(2.1)	4,011.9	7.5
Manufacturing	465.1	2.2	(20.4)	1.3	485.5	0.9
Agriculture & Forestry	0.0	—	0.0	—	—	—
Fishery	—	—	—	—	—	—
Mining, Quarrying Industry & Gravel Extraction Industry	2.2	—	0.0	—	2.1	—
Construction	36.0	0.1	(1.5)	(0.0)	37.6	0.1
Utilities	271.0	—	(7.2)	—	278.3	—
Communication	130.1	0.3	11.2	0.3	118.8	—
Transportation & Postal Industry	198.4	—	(15.0)	—	213.5	—
Wholesale & Retail	147.6	—	(25.6)	(0.4)	173.3	0.4
Finance & Insurance	519.3	—	58.1	—	461.2	—
Real Estate	1,290.0	0.4	116.9	(0.0)	1,173.1	0.4
Commodity Lease	217.1	—	(16.4)	—	233.6	—
Service Industries	55.9	—	(1.2)	(0.0)	57.1	0.0
Local Governments	7.0	—	(1.7)	(2.7)	8.7	2.7
Governments	105.4	—	5.4	—	100.0	—
Other	554.9	2.2	(113.5)	(0.4)	668.5	2.6
Overseas Total (including Loans Booked Offshore)	1.1	—	(0.5)	—	1.6	—
Governments	—	—	—	—	—	—
Financial Institutions	—	—	—	—	—	—
Other	1.1	—	(0.5)	—	1.6	—

Total	4,001.9	5.3	(11.5)	(2.1)	4,013.5	7.5

*

Amounts of Outstanding Balances are the aggregate figures for banking and trust accounts, and amounts of Non-Accrual, Past Due & Restructured Loans are the aggregate figures for banking and trust accounts with contracts indemnifying the principal amounts.

2-30

Mizuho Financial Group, Inc.

(2) Non Performing Loans based on the FRA and Coverage Ratio by Industry

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen, %)
	As of March 31, 2020				As of March 31, 2019
			Change
	Non Performing Loans based on the FRA	Coverage Ratio	Non Performing Loans based on the FRA	Coverage Ratio	Non Performing Loans based on the FRA	Coverage Ratio
Domestic Total (excluding Loans Booked Offshore)	529.5	67.6	77.1	(3.9)	452.4	71.6
Manufacturing	150.3	64.2	42.6	(2.6)	107.6	66.8
Agriculture & Forestry	0.8	41.5	0.6	(23.3)	0.2	64.8
Fishery	0.3	62.6	0.3	—	—	—
Mining, Quarrying Industry & Gravel Extraction Industry	0.5	94.4	(0.1)	4.6	0.6	89.7
Construction	8.3	72.0	3.3	(1.1)	5.0	73.1
Utilities	11.5	38.5	9.9	(25.6)	1.5	64.1
Communication	11.5	66.1	(4.5)	1.0	16.0	65.1
Transportation & Postal Industry	9.4	65.5	(0.9)	(3.5)	10.3	69.1
Wholesale & Retail	135.3	57.7	25.8	(4.0)	109.4	61.7
Finance & Insurance	10.7	81.6	(0.0)	12.6	10.7	68.9
Real Estate	35.6	81.7	4.6	(2.8)	31.0	84.6
Commodity Lease	1.7	72.3	(0.1)	0.7	1.9	71.6
Service Industries	73.2	65.9	7.1	1.0	66.1	64.9
Local Governments	—	—	(2.7)	—	2.7	100.0
Other	79.9	88.4	(8.8)	(2.4)	88.7	90.8
Overseas Total (including Loans Booked Offshore)	131.4	87.6	23.4	27.7	108.0	59.8
Governments	—	—	—	—	—	—
Financial Institutions	—	—	—	—	—	—
Other	131.4	87.6	23.4	27.7	108.0	59.8

Total	661.0	71.6	100.5	2.2	560.4	69.3

*	Trust account represents trust accounts that guarantee principals in the agreement.

2-31

Mizuho Financial Group, Inc.

9. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2020		As of March 31, 2019
		Change
Housing and Consumer Loans	9,215.7	(446.1)	9,661.9
Housing Loans for owner’s residential housing	8,463.4	(327.9)	8,791.4

Mizuho Bank

Housing and Consumer Loans	9,143.1	(434.1)	9,577.2
Housing Loans	8,595.0	(360.7)	8,955.7
for owner’s residential housing	8,396.1	(317.1)	8,713.2
Consumer loans	548.0	(73.4)	621.4

Mizuho Trust & Banking (Banking Account + Trust Account)

Housing and Consumer Loans	72.6	(12.0)	84.7
Housing Loans for owner’s residential housing	67.3	(10.8)	78.1
* Above figures are aggregate banking and trust account amounts.

(2) Loans to SMEs and Individual Customers

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)
	(%, Billions of yen)
	As of March 31, 2020		As of March 31, 2019
		Change
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	57.4	(0.2)	57.7
Loans to SMEs and Individual Customers	33,892.4	705.9	33,186.5

Mizuho Bank

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	58.1	(0.2)	58.4
Loans to SMEs and Individual Customers	31,956.5	740.4	31,216.1

Mizuho Trust & Banking (Banking Account + Trust Account)

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	48.3	(0.7)	49.1
Loans to SMEs and Individual Customers	1,935.9	(34.4)	1,970.3

*	Above figures are aggregate banking and trust account amounts.

*	Above figures do not include loans booked at overseas offices and offshore loans.

*	The definition of “Small and Medium-sized Enterprises” is as follows:

Enterprises of which the capital is ¥300 million or below (¥100 million or below for the wholesale industry, and ¥50 million or below for the retail, restaurant and commodity lease industries, etc.), or enterprises with full-time employees of 300 or below (100 or below for the wholesale and commodity lease industries etc., 50 or below for the retail and restaurant industries.)

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Mizuho Financial Group, Inc.

10. Status of Loans by Region

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2020				As of March 31, 2019
		Non-Accrual, Past Due & Restructured Loans	Change			Non-Accrual, Past Due & Restructured Loans
	Outstanding Balance		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance
Asia	7,543.3	35.8	(306.6)	3.9	7,849.9	31.8
Hong Kong	1,808.8	4.4	(40.9)	2.0	1,849.7	2.4
Singapore	1,286.0	26.1	50.3	0.2	1,235.7	25.9
Thailand	1,037.2	1.4	1.5	0.9	1,035.7	0.4
Taiwan	746.9	0.0	16.3	(0.0)	730.5	0.0
India	619.2	2.7	(98.9)	1.8	718.1	0.8
South Korea	671.2	—	(48.4)	—	719.6	—
Indonesia	451.9	0.9	(12.0)	(0.9)	463.9	1.9
Philippines	282.8	0.0	2.9	(0.0)	279.9	0.0
China	220.1	—	(82.4)	—	302.5	—
Thailand	164.1	—	(104.8)	—	269.0	—
Central and South America	4,660.4	22.5	342.4	(6.9)	4,317.9	29.5
Mexico	426.4	0.8	78.0	0.5	348.3	0.3
Brazile	250.5	7.5	(21.3)	(3.1)	271.9	10.6
North America	8,765.2	44.1	2,030.6	(14.4)	6,734.6	58.5
United States	7,929.9	44.1	1,904.6	(14.4)	6,025.3	58.5
Eastern Europe	277.2	—	44.7	—	232.4	—
Russia	171.7	—	24.3	—	147.4	—
Western Europe	4,553.6	13.8	808.7	12.4	3,744.8	1.4
United Kingdom	1,315.3	—	277.9	(0.9)	1,037.3	0.9
Netherlands	1,152.2	1.2	135.2	0.6	1,017.0	0.5
Germany	516.7	7.2	16.8	7.2	499.8	—
Ireland	252.0	—	79.8	—	172.1	—
Switzerland	171.9	—	29.0	—	142.9	—
France	250.6	—	98.2	—	152.4	—
Turkey	102.1	—	(56.1)	—	158.3	—
Italy	155.1	—	59.3	—	95.7	—
Other	3,268.8	29.4	132.3	20.4	3,136.4	8.9
Australia	1,524.8	—	100.4	—	1,424.3	—
Total	29,068.7	145.8	3,052.3	15.3	26,016.3	130.4

*  Parts of Loans and Non-Accrual, Past Due & Restructured Loans which have been included in “Japan” are included in “Central and South America” and parts of Loans which have been included in “Eastern Europe” are included in “North America”. As a result, the total of Loans by Region as of March 31, 2019 increased by ¥619.3 billion and the total of Non-Accrual, Past Due & Restructured Loans by Region as of March 31, 2019 increased by ¥2.5 billion.

The above figures are based on obligor country of location.
The outstanding balance of loans and Non-Accrual, Past Due & Restructured Loans in major banking subsidiaries outside Japan is as follows.

	As of March 31, 2020				As of March 31, 2019
			Change
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Mizuho Bank (China) ,Ltd	1,058.5	4.7	10.2	3.1	1,048.3	1.6
Mizuho Bank (USA)	470.6	—	20.5	—	450.1	—
PT. Bank Mizuho Indonesia	352.8	0.1	15.9	(0.3)	336.8	0.5

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Mizuho Financial Group, Inc.

III. DEFERRED TAXES

1. Estimation for Calculating Deferred Tax Assets

Non-Consolidated

Mizuho Bank

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from April 1, 2020 to March 31, 2025)
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	1	2,524.6
Income before Income Taxes	2	2,456.0
Tax Adjustments *1	3	92.9
Taxable Income before Current Deductible Temporary Differences *2	4	2,548.9
Effective Statutory Tax Rate	5	30.62%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	780.4

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of March 31, 2020.

(Reference) Past results of taxable income (tax loss)
(Billions of yen)
Fiscal 2015	496.0
Fiscal 2016	442.3
Fiscal 2017	379.9
Fiscal 2018	267.2
Fiscal 2019(estimate)	361.0

*1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
*2.	Figure for fiscal 2019 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of March 31, 2020	Change	As of March 31, 2019
Reserves for Possible Losses on Loans	7	131.9	44.8	87.1
Impairment of Securities	8	145.9	16.1	129.8
Net Unrealized Losses on Other Securities	9	22.0	9.7	12.3
Reserve for Employee Retirement Benefits	10	—	—	—
Depreciation and Impairment	11	176.3	(24.0)	200.3
Net Deferred Hedge Losses	12	—	(17.8)	17.8
Tax Losses Carried Forward	13	—	—	—
Other	14	261.0	(3.7)	264.7
Total Deferred Tax Assets	15	737.3	25.1	712.2

Valuation Allowance	16	(160.6)	(15.8)	(144.8)
Sub-Total [ 15 + 16 ]	17	576.7	9.3	567.3

Amount related to Retirement Benefits Accounting	18	(170.3)	(22.7)	(147.5)
Net Unrealized Gains on Other Securities	19	(304.3)	106.2	(410.6)
Net Deferred Hedge Gains	20	(27.9)	(27.9)	—
Other	21	(37.1)	0.3	(37.5)
Total Deferred Tax Liabilities	22	(539.7)	55.9	(595.7)

Net Deferred Tax Assets (Liabilities) [17 + 22]	23	36.9	65.2	(28.3)
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *	24	(303.8)	108.2	(412.0)
Tax effects related to Net Deferred Hedge Losses (Gains)	25	(27.9)	(45.7)	17.8
Tax effects related to others	26	368.6	2.7	365.9

*	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on 19. Company Classification (Category 2) of “Revised Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26).

Future taxable income was estimated using assumptions used in the Business Plan, etc.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

2-34

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from April 1, 2020 to March 31, 2025)
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	1	226.7
Income before Income Taxes	2	239.4
Tax Adjustments *1	3	(47.8)
Taxable Income before Current Deductible Temporary Differences *2	4	191.5
Effective Statutory Tax Rate	5	30.60%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	58.5

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of March 31, 2020.

(Reference) Past results of taxable income (tax loss)
(Billions of yen)
Fiscal 2015	45.1
Fiscal 2016	52.1
Fiscal 2017	40.5
Fiscal 2018	39.0
Fiscal 2019(estimate)	32.0

*1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
*2.	Figure for fiscal 2019 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of March 31, 2020	Change	As of March 31, 2019
Reserves for Possible Losses on Loans	7	1.1	0.3	0.8
Impairment of Securities	8	11.1	2.2	8.9
Net Unrealized Losses on Other Securities	9	1.1	0.9	0.2
Reserve for Employee Retirement Benefits	10	7.2	(2.5)	9.8
Net Deferred Hedge Losses	11	2.0	1.3	0.7
Tax Losses Carried Forward	12	—	—	—
Other	13	5.1	(1.9)	7.0
Total Deferred Tax Assets	14	27.9	0.3	27.6

Valuation Allowance	15	(12.6)	(3.1)	(9.4)
Sub-Total [ 14 + 15 ]	16	15.3	(2.7)	18.1

Amount related to Retirement Benefits Accounting	17	(4.5)	—	(4.5)
Net Unrealized Gains on Other Securities	18	(13.4)	6.1	(19.6)
Net Deferred Hedge Gains	19	—	—	—
Other	20	(0.5)	0.0	(0.5)
Total Deferred Tax Liabilities	21	(18.5)	6.1	(24.7)

Net Deferred Tax Assets (Liabilities) [16 + 21]	22	(3.2)	3.4	(6.6)
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *	23	(13.5)	6.2	(19.7)
Tax effects related to Net Deferred Hedge Losses (Gains)	24	2.0	1.3	0.7
Tax effects related to others	25	8.2	(4.1)	12.4

*	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on 19. Company Classification (Category 2) of “Revised Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26).

Future taxable income was estimated using assumptions used in the Business Plan, etc.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

2-35

Mizuho Financial Group, Inc.

IV. OTHERS

1. Breakdown of Deposits (Domestic Offices)

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of March 31, 2020	Change	As of March 31, 2019
Deposits	106,876.1	5,220.9	101,655.1
Individual Deposits	45,018.6	1,059.1	43,959.4
Corporate Deposits	54,086.4	3,879.2	50,207.1
Financial/Government Institutions	7,771.0	282.5	7,488.5

Mizuho Bank

Deposits	103,779.8	5,368.5	98,411.2
Individual Deposits	44,160.3	1,114.4	43,045.9
Corporate Deposits	52,676.4	3,842.5	48,833.8
Financial/Government Institutions	6,943.0	411.5	6,531.4

Mizuho Trust & Banking

Deposits	3,096.2	(147.6)	3,243.8
Individual Deposits	858.2	(55.2)	913.5
Corporate Deposits	1,409.9	36.6	1,373.2
Financial/Government Institutions	828.0	(129.0)	957.0

*	Above figures do not include deposits booked at overseas offices and offshore deposits.
*	As for Mizuho Trust & Banking, parts of Deposits which have been included in Financial/Government Institutions are included in Corporate Deposits.

2-36

Mizuho Financial Group, Inc.

2. Number of Directors and Employees

(1) Number of Directors

Aggregate Figures for Mizuho Financial Group, the 2 Banks, and Mizuho Securities

	As of March 31, 2020	Change	As of March 31, 2019
Directors, Executive Officers as defined in the Companies Act, and Auditors	49	(15)	64
Executive Officers as defined in our internal regulations and Specialist Officers (excluding those doubling as Directors and Executive Officers as defined in the Companies Act)	128	—	128
* The above numbers have been adjusted for those who are doubling other positions.

(2) Number of Employees Consolidated
	As of March 31, 2020	Change	As of March 31, 2019
Employees (excluding Executive Officers as defined in our internal regulations and Specialist Officers)	57,264	(1,868)	59,132
Average number of temporary employees	17,010	(697)	17,707

*  The number of Employees excludes employees seconded to outside the company and includes employees seconded from outside the company in each consolidated subsidiary. That number also includes overseas local staff but excludes advisers and temporary employees.

3. Number of Offices (Domestic) The 2 Banks and Mizuho Securities
	As of March 31, 2020	Change	As of March 31, 2019
Mizuho Bank	464	—	464
Mizuho Trust & Banking	60	—	60
Mizuho Securities	256	(3)	259

*  The above numbers are the numbers of head office, domestic branches (excluding branches and offices for remittance purposes only (46), branches offering account transfer services only (2), branches and offices to maintain shared ATMs only (1), internet branches (1), and pension plan advisory offices (1)), domestic sub-branches, and others.

(Overseas) The 2 Banks and Mizuho Securities
	As of March 31, 2020	Change	As of March 31, 2019
Mizuho Bank	49	1	48
Mizuho Trust & Banking	—	—	—
Mizuho Securities	2	—	2
* The above numbers are the numbers of overseas branches or relevant offices, and overseas representative offices.

2-37

Mizuho Financial Group, Inc.

4. Earnings Plan for Fiscal 2020

Consolidated

(Billions of yen)
Fiscal 2020
Ordinary Profits	400.0
Profit Attributable to Owners of Parent	320.0

Non-Consolidated

Mizuho Bank, Mizuho Trust & Banking

	(Billions of yen)
	Fiscal 2020
	Aggregate Figures for the 2 Banks	MHBK	MHTB*
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) + Net Gains (Losses) related to ETF	415.0	380.0	35.0
Ordinary Profits	275.0	240.0	35.0
Net Income	215.0	190.0	25.0
Credit-related Costs	(190.0)	(185.0)	(5.0)

*	Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) for MHTB excludes the amounts of Credit Costs for Trust Accounts.

The above information constitute forward-looking statements. Please see the legend regarding forward-looking statements in CONTENTS.

2-38

Mizuho Bank, Ltd.

(Attachments)

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO BANK

	Millions of yen
	As of March 31, 2020 (A)	As of March 31, 2019 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥38,833,234	¥42,044,263	¥(3,211,029)
Call Loans	958,359	516,085	442,273
Receivables under Resale Agreements	8,599,865	4,226,040	4,373,824
Guarantee Deposits Paid under Securities Borrowing Transactions	122,001	100,501	21,500
Other Debt Purchased	430,330	491,276	(60,946)
Trading Assets	5,013,413	3,708,952	1,304,460
Money Held in Trust	503	503	0
Securities	34,372,765	29,475,876	4,896,888
Loans and Bills Discounted	80,871,269	76,047,363	4,823,905
Foreign Exchange Assets	1,966,593	2,043,874	(77,280)
Derivatives other than for Trading	5,164,666	3,192,132	1,972,533
Other Assets	2,939,258	2,705,113	234,145
Tangible Fixed Assets	843,058	729,129	113,928
Intangible Fixed Assets	357,432	354,116	3,315
Prepaid Pension Cost	556,273	481,875	74,397
Deferred Tax Assets	36,950	—	36,950
Customers’ Liabilities for Acceptances and Guarantees	6,535,786	6,492,905	42,881
Reserves for Possible Losses on Loans	(385,129)	(242,076)	(143,053)
Reserve for Possible Losses on Investments	(2,458)	(370)	(2,088)

Total Assets	¥187,214,174	¥172,367,564	¥14,846,609

Liabilities
Deposits	¥126,337,030	¥119,411,223	¥6,925,806
Negotiable Certificates of Deposit	12,706,349	12,912,548	(206,199)
Call Money	1,213,576	1,308,045	(94,468)
Payables under Repurchase Agreements	7,469,615	5,162,334	2,307,280
Guarantee Deposits Received under Securities Lending Transactions	276,869	305,032	(28,163)
Commercial Paper	411,089	941,181	(530,092)
Trading Liabilities	3,795,423	2,577,856	1,217,567
Borrowed Money	11,394,924	7,998,715	3,396,208
Foreign Exchange Liabilities	716,394	925,879	(209,484)
Bonds and Notes	1,100,670	1,968,205	(867,534)
Derivatives other than for Trading	4,843,165	3,031,284	1,811,881
Other Liabilities	3,175,327	2,138,527	1,036,800
Reserve for Bonus Payments	19,841	22,362	(2,521)
Reserve for Variable Compensation	765	1,100	(334)
Reserve for Possible Losses on Sales of Loans	637	630	6
Reserve for Contingencies	1,770	100	1,669
Reserve for Reimbursement of Deposits	25,943	16,987	8,956
Reserve for Reimbursement of Debentures	18,672	25,566	(6,893)
Deferred Tax Liabilities	—	28,338	(28,338)
Deferred Tax Liabilities for Revaluation Reserve for Land	62,695	63,315	(619)
Acceptances and Guarantees	6,535,786	6,492,905	42,881

Total Liabilities	180,106,550	165,332,144	14,774,406

Net Assets
Common Stock and Preferred Stock	1,404,065	1,404,065	—
Capital Surplus	2,286,328	2,286,328	—
Capital Reserve	655,418	655,418	—
Other Capital Surplus	1,630,910	1,630,910	—
Retained Earnings	2,472,640	2,163,735	308,905
Appropriated Reserve	315,177	315,177	0
Other Retained Earnings	2,157,463	1,848,557	308,905
Retained Earnings Brought Forward	2,157,463	1,848,557	308,905

Total Shareholders’ Equity	6,163,034	5,854,129	308,905

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	736,239	1,071,157	(334,918)
Net Deferred Hedge Gains (Losses), net of Taxes	71,693	(27,639)	99,333
Revaluation Reserve for Land, net of Taxes	136,655	137,772	(1,117)

Total Valuation and Translation Adjustments	944,588	1,181,291	(236,702)

Total Net Assets	7,107,623	7,035,420	72,202

Total Liabilities and Net Assets	¥187,214,174	¥172,367,564	¥14,846,609

2-39

Mizuho Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO BANK

	Millions of yen
	For the fiscal year ended March 31, 2020 (A)	For the fiscal year ended March 31, 2019 (B)	Change (A) - (B)
Ordinary Income	¥2,762,200	¥2,616,940	¥145,260
Interest Income	1,642,866	1,678,702	(35,835)
Interest on Loans and Bills Discounted	1,113,558	1,126,596	(13,037)
Interest and Dividends on Securities	258,265	281,807	(23,541)
Fee and Commission Income	476,787	471,196	5,590
Trading Income	150,596	61,855	88,741
Other Operating Income	238,043	158,466	79,576
Other Ordinary Income	253,906	246,719	7,187

Ordinary Expenses	2,331,438	2,332,366	(928)
Interest Expenses	1,013,852	1,028,946	(15,094)
Interest on Deposits	451,000	449,145	1,855
Fee and Commission Expenses	91,650	90,934	716
Trading Expenses	809	377	431
Other Operating Expenses	97,383	174,935	(77,552)
General and Administrative Expenses	789,552	840,607	(51,054)
Other Ordinary Expenses	338,189	196,565	141,624

Ordinary Profits	430,762	284,573	146,188

Extraordinary Gains	1,296	11,181	(9,885)

Extraordinary Losses	18,484	503,219	(484,734)

Income (Loss) before Income Taxes	413,574	(207,463)	621,038
Income Taxes:
Current	109,151	94,923	14,227
Deferred	(3,364)	(157,943)	154,578

Net Income (Loss)	¥307,788	¥(144,444)	¥452,232

2-40

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO TRUST & BANKING

	Millions of yen
	As of March 31, 2020 (A)	As of March 31, 2019 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥1,766,799	¥2,434,150	¥(667,350)
Call Loans	14,678	24,417	(9,739)
Guarantee Deposits Paid under Securities Borrowing Transactions	198,053	332,116	(134,062)
Other Debt Purchased	32,493	6,692	25,800
Trading Assets	169,750	111,667	58,083
Money Held in Trust	7,125	4,641	2,483
Securities	958,624	841,621	117,003
Loans and Bills Discounted	3,367,475	3,355,173	12,302
Foreign Exchange Assets	7,865	4,073	3,792
Other Assets	359,752	188,381	171,371
Tangible Fixed Assets	86,705	20,559	66,145
Intangible Fixed Assets	30,529	32,664	(2,134)
Prepaid Pension Cost	65,759	55,766	9,993
Customers’ Liabilities for Acceptances and Guarantees	14,755	16,885	(2,129)
Reserves for Possible Losses on Loans	(3,689)	(2,324)	(1,364)

Total Assets	¥7,076,682	¥7,426,486	¥(349,803)

Liabilities
Deposits	¥3,096,295	¥3,253,498	¥(157,203)
Negotiable Certificates of Deposit	664,780	566,110	98,670
Call Money	807,706	947,104	(139,398)
Payables under Repurchase Agreements	—	22,198	(22,198)
Guarantee Deposits Received under Securities Lending Transactions	289,789	362,246	(72,456)
Trading Liabilities	170,146	107,096	63,049
Borrowed Money	255,860	379,706	(123,846)
Foreign Exchange Liabilities	23	—	23
Bonds and Notes	10,000	10,000	—
Due to Trust Accounts	1,055,510	1,102,073	(46,563)
Other Liabilities	142,457	68,806	73,651
Reserve for Bonus Payments	2,153	2,125	28
Reserve for Variable Compensation	368	467	(99)
Reserve for Reimbursement of Deposits	1,907	2,081	(173)
Deferred Tax Liabilities	3,220	6,631	(3,411)
Acceptances and Guarantees	14,755	16,885	(2,129)

Total Liabilities	6,514,977	6,847,033	(332,056)

Net Assets
Common Stock and Preferred Stock	247,369	247,369	—
Capital Surplus	15,505	15,505	—
Capital Reserve	15,505	15,505	—
Retained Earnings	253,465	241,889	11,575
Appropriated Reserve	41,484	36,719	4,764
Other Retained Earnings	211,980	205,170	6,810
Retained Earnings Brought Forward	211,980	205,170	6,810

Total Shareholders’ Equity	516,339	504,764	11,575

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	49,981	76,295	(26,314)
Net Deferred Hedge Gains (Losses), net of Taxes	(4,615)	(1,608)	(3,007)

Total Valuation and Translation Adjustments	45,365	74,687	(29,322)

Total Net Assets	561,705	579,452	(17,747)

Total Liabilities and Net Assets	¥7,076,682	¥7,426,486	¥(349,803)

2-41

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO TRUST & BANKING

	Millions of yen
	For the fiscal year ended March 31, 2020 (A)	For the fiscal year ended March 31, 2019 (B)	Change (A) - (B)
Ordinary Income	¥209,112	¥209,539	¥(427)
Fiduciary Income	59,132	54,997	4,134
Interest Income	37,305	42,795	(5,489)
Interest on Loans and Bills Discounted	24,619	26,691	(2,072)
Interest and Dividends on Securities	10,654	13,786	(3,132)
Fee and Commission Income	70,610	70,307	303
Trading Income	1,526	1,552	(25)
Other Operating Income	24,319	8,319	16,000
Other Ordinary Income	16,217	31,567	(15,350)

Ordinary Expenses	159,435	154,184	5,250
Interest Expenses	13,445	16,415	(2,969)
Interest on Deposits	614	1,059	(444)
Fee and Commission Expenses	35,027	33,391	1,635
Trading Expenses	20	0	20
Other Operating Expenses	11,458	6,037	5,420
General and Administrative Expenses	81,211	82,395	(1,183)
Other Ordinary Expenses	18,272	15,944	2,328

Ordinary Profits	49,676	55,354	(5,678)

Extraordinary Gains	907	82	824

Extraordinary Losses	694	2,245	(1,551)

Income before Income Taxes	49,888	53,190	(3,302)
Income Taxes:
Current	10,342	12,544	(2,201)
Deferred	4,147	1,582	2,564

Net Income	¥35,398	¥39,063	¥(3,665)

2-42

Mizuho Trust & Banking Co., Ltd.

(Reference)

Statement of Trust Assets and Liabilities

As of March 31, 2020

Millions of yen
Assets	Amount	Liabilities	Amount
Loans and Bills Discounted	634,513	Money Trusts	24,065,825
Securities	130,890	Pension Trusts	3,183,854
Beneficiary Rights to the Trusts	63,240,425	Property Formation Benefit Trusts	4,692
Securities held in Custody Accounts	410,192	Investment Trusts	18,396,464
Money Claims	5,500,206	Money Entrusted Other than Money Trusts	1,829,192
Tangible Fixed Assets	8,319,291	Securities Trusts	14,009,829
Intangible Fixed Assets	361,170	Money Claims Trusts	4,304,969
Other Claims	580,858	Land and Fixtures Trusts	435,204
Due from Banking Account	1,055,510	Composite Trusts	14,473,878
Cash and Due from Banks	476,227	Other Trusts	5,375

Total	80,709,287	Total	80,709,287

Notes:

1.	The statement is exclusive of the Trusts that are difficult to value monetarily.
2.	Beneficiary Rights to the Trusts include entrusted Trusts for asset maintenance of ¥61,077,996 million.
3.	Joint trust assets under the management of other companies: ¥279,436 million
4.

There is no balance of Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans,
or Loans Past Due for 3 Months or More in the loans of trust accounts that guarantee principals in the agreement of ¥8,773 million.

(Reference) Breakdown of Accounts of Money Trusts and Loan Trusts with the contracts of principal indemnification (including Trusts entrusted for asset management) are as follows:

Money Trusts

Millions of yen
Assets	Amount	Liabilities	Amount
Loans and Bills Discounted	8,773	Principal	883,781
Securities	1	Reserve	27
Others	875,127	Others	94

Total	883,902	Total	883,902

2-43

Mizuho Trust & Banking Co., Ltd.

(Reference)

Comparison of Balances of Principal Items

	Millions of yen
Items	As of March 31, 2020 (A)	As of March 31, 2019 (B)	Change (A) - (B)
Total Amount of Funds	31,015,448	29,169,953	1,845,494
Deposits	3,096,295	3,253,498	(157,203)
Negotiable Certificates of Deposit	664,780	566,110	98,670
Money Trusts	24,065,825	22,197,075	1,868,749
Pension Trusts	3,183,854	3,148,711	35,143
Property Formation Benefit Trusts	4,692	4,558	134

Loans and Bills Discounted	4,001,989	4,013,541	(11,552)
of Banking accounts	3,367,475	3,355,173	12,302
of Trust accounts	634,513	658,368	(23,854)

Securities for Investments	1,089,515	1,023,278	66,236
of Banking accounts	958,624	841,621	117,003
of Trust accounts	130,890	181,657	(50,767)

2-44

Mizuho Securities Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO SECURITIES

	Millions of yen
	As of March 31, 2020 (A)	As of March 31, 2019 (B)	Change (A) - (B)
Assets
Current Assets
Cash and Bank Deposits	¥533,288	¥388,516	¥144,772
Cash Segregated as Deposits for Customers and Others	387,043	335,712	51,330
Trading Assets	6,461,814	6,061,110	400,703
Operating Investment Securities	33,430	28,640	4,789
Receivables Related to Margin Transactions	22,055	34,162	(12,107)
Collateralized Short-Term Financing Agreements-Receivable	4,296,231	3,871,953	424,278
Advances Paid	579	488	90
Securities: Fail to Deliver	12,971	9,613	3,357
Short-Term Loans Receivable	37,298	52,652	(15,354)
Other Current Assets	595,830	434,483	161,346
Less: Allowance for Doubtful Accounts	(7)	(3)	(3)
Noncurrent Assets
Property and Equipment	11,196	12,527	(1,330)
Intangible Assets	61,637	50,829	10,808
Investments and Other Assets	302,584	315,137	(12,552)

Total Assets	¥12,755,956	¥11,595,825	¥1,160,130

Liabilities
Current Liabilities
Trading Liabilities	¥5,032,193	¥4,340,952	¥691,240
Payables - Unsettled Trades	61,668	36,888	24,779
Payables Related to Margin Transactions	47,395	53,591	(6,196)
Collateralized Short-Term Financing Agreements-Payable	3,660,235	3,575,497	84,738
Deposits Received	350,409	308,251	42,158
Guarantee Deposits Received	370,607	297,472	73,134
Securities: Fail to Receive	2,029	2,064	(35)
Short-Term Borrowings	1,035,215	773,484	261,730
Commercial Paper	319,000	333,200	(14,200)
Bonds and Notes Due within One Year	137,358	76,393	60,964
Lease Obligations	—	174	(174)
Income Taxes Payable	3,022	2,220	802
Accrued Employees’ Bonuses	13,531	9,359	4,172
Provision for Variable Compensation	816	927	(110)
Provision for Bonus Point Redemption	487	686	(198)
Other Current Liabilities	53,465	40,800	12,665
Noncurrent Liabilities
Bonds and Notes	620,079	679,688	(59,609)
Long-Term Borrowings	135,600	173,000	(37,400)
Provision for Retirement Benefits	19,828	19,799	29
Other Noncurrent Liabilities	2,111	2,263	(152)
Statutory Reserves
Reserve for Financial Instruments Transaction Liabilities	2,509	2,473	36

Total Liabilities	11,867,565	10,729,189	1,138,375

Net Assets
Common Stock	125,167	125,167	—
Capital Surplus	381,649	381,649	—
Additional Paid - in Capital	285,831	285,831	—
Other Capital Surplus	95,817	95,817	—
Retained Earnings	371,261	346,585	24,676
Other Retained Earnings	371,261	346,585	24,676
Retained Earnings Brought Forward	371,261	346,585	24,676

Total Shareholders’ Equity	878,078	853,401	24,676

Net Unrealized Gains on (Operating) Investment Securities, net of Tax	20,066	23,023	(2,956)
Net Deferred Gains or Losses on Hedges, net of Tax	(9,754)	(9,789)	35

Total Valuation and Translation Adjustments	10,312	13,233	(2,921)

Total Net Assets	888,390	866,635	21,754

Total Liabilities and Net Assets	¥12,755,956	¥11,595,825	¥1,160,130

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Mizuho Securities Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO SECURITIES

	Millions of yen
	For the fiscal year ended March 31, 2020 (A)	For the fiscal year ended March 31, 2019 (B)	Change (A) - (B)
Operating Revenues	¥354,192	¥341,131	¥13,060
Commissions	149,514	151,810	(2,296)
Net Gain on Trading	111,981	93,568	18,413
Net Gain on Operating Investment Securities	2,621	5,287	(2,666)
Interest and Dividend Income	90,075	90,465	(390)

Interest Expenses	82,590	77,794	4,796

Net Operating Revenues	271,602	263,337	8,264

Selling, General and Administrative Expenses	237,737	236,229	1,507
Transaction-Related Expenses	57,929	53,157	4,772
Personnel Expenses	86,215	86,662	(446)
Real Estate Expenses	24,151	25,585	(1,434)
Administrative Expenses	42,322	43,374	(1,052)
Depreciation and Amortization	19,702	18,931	770
Taxes and Dues	4,436	5,452	(1,015)
Provision of Allowance for Doubtful Accounts	(20)	2	(22)
Other	3,000	3,064	(63)

Operating Income	33,864	27,107	6,756

Non-Operating Income	4,744	9,044	(4,300)
Non-Operating Expenses	179	196	(16)

Ordinary Income	38,429	35,955	2,473

Extraordinary Gain	1,110	2,512	(1,402)

Extraordinary Loss	2,860	16,467	(13,607)

Income before Income Taxes	36,679	22,000	14,678
Income Taxes:
Current	5,158	3,006	2,151
Deferred	2,310	6,600	(4,289)

Net Income	¥29,210	¥12,393	¥16,816

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